UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                    Form 40-F ☐

Grifols, S.A.

Half-Year 2026 Results

Grifols increases revenue by 2.6% to €3.6 billion, and net profit by 28.7% to €227 million until June

•	Revenue growth was driven by Biopharma, up by 5.4% at constant currency (cc), led by the continued strength of the immunoglobulin franchise, which grew by 12.8% cc

•	Adjusted EBITDA reached €854 million, up 2.4% cc, with margin improving to 23.9%

•	Free cash flow pre-M&A improved by €103 million year-on-year to a positive €91 million

•	Total net leverage ratio stood at 4.2x; liquidity position increased to €2,030 million

•	First-half performance keeps Grifols on track to deliver its 2026 guidance

•	Grifols successfully completed the refinancing of all its 2027 maturities and the redemption of €500 million of a 2030 bond, strengthening financial flexibility and extending its maturity profile, with no significant maturities until the fourth quarter of 2028

•	New organizational structure supports the company's evolution toward a two-system operating model, reinforcing regional plasma self-sufficiency and creating dedicated U.S. and ROW Biopharma organizations

Barcelona, Spain, July 28, 2026 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading producer of plasma-derived medicines, reported a total revenue of €3,574 million in the first half of 2026, up 2.6% on a constant currency basis (cc). Revenue growth was driven by the strong performance of the Biopharma business, which grew 5.4% cc, led by a 12.8% rise in immunoglobulins.

Adjusted EBITDA reached €854 million, up 2.4% cc. Adjusted EBITDA margin stood at 23.9%, 10 basis points higher than in the first half of 2025. Profitability was supported by the growth of the immunoglobulin franchise, Biotest’s operational turnaround, and disciplined operating expense management. Group profit rose to €227 million, representing a 28.7% increase compared to the first half of 2025.

Free cash flow pre-M&A for the first half of 2026 improved to positive €91 million, compared with a negative €12 million in the same period of the previous year, representing a €103 million year-over-year improvement. At the end of June 2026, net leverage ratio stood at 4.2x, while liquidity increased to €2,030 million.

Nacho Abia, CEO of Grifols, said: “Our first-half performance reflects the continued strength of our business and the disciplined execution of our strategy. We continue to be focused on delivering sustainable growth, improving operational efficiency and strengthening our financial position, while continuing to invest in the long-term opportunities that will drive sustainable value creation for all our stakeholders, as we make progress on the priorities shaping the next phase of the business, including progress in Egypt, the continued evolution of our new operating model and our new advances on our innovation pipeline”.

Rahul Srinivasan, CFO of Grifols, said: “The first half represents another important step in the execution of our strategy. We have continued to strengthen our financial profile, improve the resilience of our balance sheet and enhance our financial flexibility, positioning the company to execute with confidence on its long-term priorities”.

Recently, Grifols successfully refinanced all 2027 debt maturities, strengthening its financial flexibility and balance sheet profile. The refinancing included an upsized Term Loan B of approximately €3 billion equivalent and a revolving credit facility commitment increased from $938 million to over $2 billion, with improved pricing and extended maturities, supported by strong institutional demand and broad backing from global financial institutions. Together with the previously announced €500 million partial redemption of its highest-cost 2030 bond, these actions target 2026 cash interest to be in line with 2025 or better. Grifols has no significant debt maturities until fourth quarter 2028 and maintains a strong liquidity position.

Over the past 18 months, Grifols’ corporate credit ratings have been upgraded multiple times by S&P, Fitch, and Moody’s. S&P Global Ratings has upgraded the company’s issuer credit rating by two notches to BB- with a stable outlook. Similarly, Moody’s and Fitch Ratings have also improved Grifols’ rating and / or outlook, highlighting the company’s strengthening financial profile, improving leverage trajectory and continued progress in restoring balance sheet strength. All three credit rating agencies acknowledge Grifols’ strong investment grade-like business characteristics.

Biopharma maintains growth across key markets

Biopharma revenue grew by 5.4% cc during the first half, consolidating the business unit’s position as the Group’s main growth driver. The immunoglobulin franchise maintained a strong performance, with double-digit growth in both intravenous and subcutaneous products. Intravenous immunoglobulin grew by 12.5%, supported by strong demand for Gamunex® in the United States and Europe, while subcutaneous immunoglobulin increased by 17.7%, underpinned by the strong commercial growth in the second quarter of Xembify®.

Albumin declined by 14.2% cc, reflecting lower pricing in China year-on-year after a price adjustment mid 2025, with a difference in inter-quarter phasing to 2025, where Q2 at the time benefited from the recovery of sales deferred during the plasma license renewal process in the country. Grifols continues to build on its strategic partnership with SRAAS in China, with a focus to expand its presence in tier-two hospitals and retail pharmacies, as well as works to expand supply for a growing US demand for albumin bags and pursuing opportunities in other ex-China markets.

Revenue from alpha-1 and specialty proteins decreased by 2.6% cc during the half-year, reflecting phasing differences to 2025, but is on track to deliver growth for FY 2026. Performance improved in Q2’26 with 2.0% cc year-on-year growth, as alpha-1 patients have worked through the more cumbersome treatment reauthorization processes imposed by certain payers early in the year, further aided by strong demand for our rabies product.

Advancing innovation across the portfolio

Grifols continues to advance its innovation pipeline to broaden the indications and administration alternatives for its principal plasma proteins. The Phase 3 SPARTA study, the largest randomized controlled, double-blind trial conducted to date to evaluate 60 and 120 mg/kg doses of alpha-1 antitrypsin in patients with emphysema and designed to show outcomes for these patients, will reach the last patient, last visit in August 2026, and top-line results are expected in the late fourth quarter of 2026.

In June, the company also dosed the first patient in its Phase 3 study of 15% subcutaneous alpha -1 antitrypsin. The program is evaluating a weekly alternative to intravenous treatment, with the aim of enabling at-home self-administration and improving flexibility and convenience for patients.

In immunoglobulins, the Phase 3 SIGMA and EXCELL studies are assessing the expansion of immunoglobulins into secondary immunodeficiencies, while the XPERT study is evaluating subcutaneous immunoglobulin as a potential treatment option for chronic inflammatory demyelinating polyneuropathy (CIDP).

Grifols also launched fibrinogen in the United States during the second quarter, for congenital fibrinogen deficiency, and remains in advanced discussions with the US Food and Drug Administration (FDA) regarding the design of a Phase 3 study for the acquired indication.

Driving growth through new operating model for Biopharma

Grifols is developing differentiated operating structures for Biopharma United States and Biopharma Rest of World, with the aim of increasing commercial and operational focus, accelerating the execution of its strategy and improving resource allocation.

This strategic reorganization stems from the progressive evolution at Grifols toward a two-system operating model in which U.S.-sourced plasma primarily supports the U.S. market, while ROW plasma increasingly supplies European and rest of the world demand. Grifols believes this approach will optimize growth and profitability by better aligning sourcing costs with regional pricing structures, while also strengthening supply resilience and reducing dependence on a single geography, allowing Grifols to successfully navigate any geopolitical and regulatory complexities.

The US platform comprises approximately 280 donation centers and two manufacturing sites. It is a vertically integrated and self-sufficient structure operating in the world’s largest market for plasma-derived therapies. The U.S. platform combines scale with limited capital investment needs, with further upside from higher productivity per center and improved network utilization. Biopharma Rest of World has more than 130 donation centers and five manufacturing sites. Its strategy focuses on increasing regional self-sufficiency, improving plasma allocation and accelerating growth in markets including Europe, China, Africa and Middle East, and other geographies. The model also supports sharper execution and better alignment of price-cost structures across markets.

Egypt strengthens plasma self-sufficiency and optimizes global supply network

Grifols continues to make significant progress in Egypt, where the company is building one of the world's first fully integrated plasma ecosystems through its joint venture with the Egyptian government. The project is a key pillar of Grifols' long-term strategy to diversify plasma sourcing, strengthen regional self-sufficiency and optimize its global supply network.

Following the launch of the 2026–2029 growth plan, supported by an additional €180 million investment, Grifols expects to continue expanding its national network of donation centers and progressively increase plasma collection capacity, with the objective of reaching up to three million liters annually by 2029. At that stage, Egypt is expected to become the company's principal source of plasma outside the United States. The first phase of the new industrial complex, including a plasma processing facility, logistics center and automated testing laboratory, will be inaugurated in October 2026.

The expansion of the Egyptian platform supports Grifols' transition towards a more regionally balanced operating model, in which U.S.-sourced plasma is increasingly dedicated to the U.S. market, while plasma collected outside the United States supplies Europe and other international markets. Today, approximately 25% of plasma collected in the United States is used to supply international demand. Increasing regional plasma availability is expected to improve the alignment between sourcing costs and local market economics, enhance supply-chain resilience, reduce dependence on a single geography and create additional optimization opportunities across the company's global plasma network.

Diagnostic advances its value-creation roadmap

Diagnostics remains a leading, profitable and cash-generative business, supported by long-standing customer relationships, high barriers to entry and mission-critical solutions embedded in customers’ daily workflows. Diagnostic revenue declined by 9.7% cc, mainly due to the impact of the early termination of the joint business with QuidelOrtho. Excluding this impact, the remaining Diagnostics business delivered low-single-digit like-for-like growth in H1’26. However, this dissolution is a strategic move as it will allow Grifols to reposition and gain access to the Clinical Diagnostic segment.

During the half-year, Grifols successfully launched its next-generation blood-typing platform, Evanzys IH. The solution incorporates modular gel-card technology, enhanced traceability and simplified laboratory workflows. The platform supports Grifols’ leadership in BTS and forms part of a broader roadmap in clinical diagnostics, alongside ISARD and MUNDAKA.

The company continues to advance the development of the ISARD platform, focused on immunoassay diagnostics, and MUNDAKA, focused on molecular diagnostics. Both initiatives will enable Grifols to expand its presence in adjacent clinical diagnostics segments with stronger growth prospects. ISARD targets the serology donor screening segment, while MUNDAKA is intended to support Grifols’ long-term leadership in NAT.

2026 Guidance

Grifols confirms its guidance for the full year 2026 following a first half in line with its objectives. The company enters the second half with its main execution levers in place: continued IG strength, the ramp-up of Egypt plasma, further progress in Biotest, operating leverage supported by disciplined cost management and continued improvement in free cash flow generation.

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, 28 July 2026, at 6:30pm CET / 12:30pm EST to discuss its financial results for the Q2 of 2026. To view and listen to the webcast and view the presentation, click on Q2-2026 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols focuses on treating conditions centered on six core therapeutic areas: immunology, neurology, pulmonology, hematology, hepatology and intensive care.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s most diversified with more than 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 25,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the IBEX-35 (MCE:GRF). Grifols non- voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information about Grifols, please visit www.grifols.com.

MEDIA CONTACTS:

Grifols Press Office
 media@grifols.com
Phone: +34 93 571 00 02

INVESTORS:

Investor Relations & Sustainability
 investors@grifols.com – inversores@grifols.com
sustainability@grifols.com – sostenibilidad@grifols.com
Phone: +34 93 571 02 21

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the foreseeable impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

H1 2026 Results - 1 - H1 2026 Results July 28, 2026

H1 2026 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (as amended and restated from time to time), the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

H1 2026 Results - 3 - Agenda 01 H1’26: Performance Summary 02 Biopharma Performance 03 H1’26 Financial Performance 04 Final Remarks 05 Annex

H1 2026 Results - 4 - Nacho Abia Chief Executive Officer (CEO) On Track to Achieve 2026 Guidance

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

H1'26 Results on Track to Deliver FY'26 Guidance

H1'26	H1'26 vs H1'25
€3,574m Revenue	+2.6% cc[1]
€854m +23.9% EBITDA Adj. and Margin	+2.4% cc +10bps
€91m Free Cash Flow pre-M&A[2]	+€103m
4.2x Leverage ratio[3]	

- **Biopharma** continued to deliver **solid growth**, with revenue **up 5.4% cc**
- **Continued progress in Egypt**, with **plasma collections ramping up**, enabling **optimization of the U.S. plasma network**
- **Diagnostics: Successful launch** of the **next-generation BTS platform**
- **Refinancing successfully completed**
- Building **U.S.** and **RoW Biopharma** organizations to **enhance operational focus**
- **Continued evaluation** of a **potential IPO** of the **U.S. Biopharma business**

[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[2] FCF definition and reconciliation to the Cash Flow Statement in slide 28 in the Annex.
[3] Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex.

H1 2026 Results - 5 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

Biopharma Advances Its Pipeline, and Evolving Its Business Model

Advancing Innovation

IG Franchise	• The **SIGMA Phase 3 study** expanding **IVIG** into **secondary antibody deficiency** (**within SID**) • The **EXCELL Phase 3 study** evaluating **SCIG in SID associated with blood cancers** • The **XPERT Phase 3 study** advancing **SCIG** as a potential treatment option for **CIDP**
Fibrinogen	• Launched in the **U.S. in Q2'26** for congenital fibrinogen deficiency as planned • **Final-stage discussions** with the FDA on **ph3 design** for the **acquired indication** in the U.S.
Alpha-1 and Albumin	Broad **innovation pipeline** across key plasma proteins: • **Alpha-1** (SPARTA and 15% SC) • **Albumin** clinical programs focused on cirrhosis

Evolving Business Model

U.S. Platform	• Uniquely **scaled end-to-end position in the U.S.** the **world's largest plasma-derived therapeutics market**
Self-Sufficiency	• **Egypt** and **Canada** strengthening Grifols' ex-U.S. plasma **self-sufficiency through strategic partnerships** • Enabling **continued optimization** of the **plasma collection footprint** while maintaining consistently **high quality** and **safety standards** across the **entire network**

H1 2026 Results - 6 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

Next-Generation Platforms to Lead in Transfusion Medicine and Unlock Clinical Diagnostics Access

Critical Innovation Milestones for 2026 Achieved

BARCELONA Platform (2026) ✓

Successful launch in **June** at flagship trade fair

Key driver in sustaining our leadership in the blood typing market (Transfusion Medicine)

EVANZYS



Stronger performance, simpler workflow BTS platform: gel card tech, modular and trackable

ISARD Immunoassay Platform (2030)

Untapping $1bn immunoassay donor screening market (Transfusion Medicine)

Opening opportunities on **Specialty Immunoassay Diagnostics**



Multiplexing, ultra highly sensitive, modular and trackable

MUNDAKA Molecular Platform (2030)

Maintaining molecular donor screening **(NAT) leadership** in the long-term (Transfusion Medicine)

Opening opportunities on **Molecular Infectious Disease Diagnostics**



Grifols **next generation NAT platform**: high multiplexing, sensitive, fast and integrated

H1 2026 Results - 7 - GRIFOLS

H1 2026 Results - 8 - Continued Biopharma growth, driven by sustained IG momentum Egypt plasma ramp-up, enabling both strategic and cost per liter optimization Progressing Biotest turnaround Operational leverage supported by disciplined cost management Continued improvement in FCF generation Key Levers in Place to Deliver FY’26 Guidance H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex

H1 2026 Results - 9 - Roland Wandeler President of Biopharma Continued Biopharma Growth Building on IG Momentum

H1'26 Performance Summary | **Biopharma Performance** | H1'26 Financial Performance | Final Remarks | Annex

IG Continues to Drive Biopharma Growth; Alpha-1 Progresses

	H1'26 +5.4%	Q2'26 +4.1%	H1'26	H2'26
IG	**+12.8%**	**+10.6%**	• **Sustained momentum of Gamunex** in the U.S. and core EU markets • **SCIG growth normalized in Q2'26** driven by **strong demand**	• **Mid-to high single-digit growth in core markets,** deliberate lower growth in other markets • Strong **double-digit growth** for **SCIG**
Intravenous IG	+12.5%	+9.0%		
Subcutaneous IG	+17.7%	+33.9%		
Albumin	**-14.2%**	**-20.8%**	• Albumin revenue impacted by **lower year-on-year pricing,** as anticipated following the mid-'25 price adjustment, reflecting market dynamics	• **Prior year comparison** already includes lower pricing • **Some signs of stabilization** in China • Pursuing **opportunities in the U.S.,** and other **ex-China markets**
Alpha-1 & Specialty proteins	**-2.6%**	**+2.0%**	• **Growing patient base** and increasing **patient conversion in Q2'26** after payer access challenges and reauthorization pressures in Q1'26 • Sustained **strong demand for Rabies**	• Continuing **Alpha 1 and other proteins growth** • **On track to deliver growth** for the FY'26

Note: All figures are presented at constant currency (cc), excluding exchange rate fluctuations over the period.

H1 2026 Results - 10 - GRIFOLS

H1'26 Performance Summary | **Biopharma Performance** | H1'26 Financial Performance | Final Remarks | Annex

Advancing the Alpha-1 Franchise Through Clinical Innovation

	SPARTA Clinical Trial	Alpha-1 SubQ 15%
Study and Primary Endpoint	• **Randomized placebo-controlled, double-blind trial to test 60 and 120 mg/kg dose** in **emphysema** progression reduction • Designed to **demonstrate efficacy** through **lung density preservation** measured by **CT over 3 years**	• Evaluates a **weekly subcutaneous Alpha 1 PI (15%) vs IV therapy**; including both standard and double dose regimes • Designed to demonstrate **non inferior pharmacokinetics,** safety and tolerability
Study Progress	• **Last patient, last visit**: August' 26 • Topline Results: **On track, expected in late Q4'26**	• **Initiated Phase 3 study** following **successful Phase 1/2** • **First patient** dosed in June 2026

Impacts	• Strengthen **Clinical conviction**
	• Improve **payer access** through **best-in-class data**
	• Increase **awareness** and **diagnosis rates**
	• Enable **reimbursement in new markets**
		• Enable **potential self-administration** at home:
		  • Improve **patient convenience**
		  • Treatment **flexibility** across both standard and double-dose treatments

H1 2026 Results - 11 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

Progressing Reorganization of Operating Model to Accelerate Execution of Strategic Roadmap

Biopharma U.S.

Vertically Integrated
Fully vertically integrated, end-to-end and self-sufficient U.S. plasma platform

Scaled Growing Market
Established market underpinned by sustained mid- to high-single-digit demand growth

Supported by Existing Platform
Execution, efficiency and portfolio expansion and well-invested manufacturing capacity



~280	Donor centers
2	Manufacturing sites

Biopharma RoW

Optimizing Plasma Allocation
Increasingly supply Europe and RoW, reducing reliance on U.S. plasma and better aligning price-cost structures

Building Sufficiency and Margin Growth
Egypt and Canada driving supply resilience and margin boost

Operational Progress
Driving gradual growth through expanded market access in China and higher-value plasma innovation at Biotest



130+	Donor centers
5	Manufacturing sites

H1 2026 Results - 12 - GRIFOLS

H1'26 Performance Summary | **Biopharma Performance** | H1'26 Financial Performance | Final Remarks | Annex

Redefining the Plasma Industry: Unique U.S. End-to-End Integration and Scalable ex-U.S. Self-Sufficiency Drive Value Creation

Estimated Evolution of Plasma Supply by Geography

U.S. Market


Mid-to-high single digit CAGR
Supply to ex-U.S markets
Supply to U.S. market
~25%
~75%
~100%
2025
2029E

Currently, ~25% of U.S. plasma is used for sales **outside the U.S.**

Looking forward: U.S. plasma will increasingly be allocated **exclusively to U.S. demand,** unlocking meaningful **optimization** opportunities

Ex-U.S. Markets


x2.5
Supply from U.S. market
Supply from ex-U.S. markets
2025
2029E
Egypt plasma to represent ~50% of ex.US supply by 2029

Europe	Canada	Egypt	
Scaling collections	Advancing Self-Sufficiency	Egypt-Targets On Track	
		~1m liters	Up to 3m liters
		in 2026	by 2029

H1 2026 Results - 13 - GRIFOLS

H1 2026 Results - 14 - Rahul Srinivasan Chief Financial Officer (CFO) H1’26 Financial Performance

H1 2026 Results - 15 - Financial Highlights H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex Note: When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations. 1 FCF definition and reconciliation to the Cash Flow Statement in slides 27 and 28 in the Annex. 2 Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex. 3 Reported liquidity for H1’26. Cash and cash equivalents of €513m + unused credit facilities €1,517m. 4 Reported liquidity for H1’25. Cash and cash equivalents of €559m + unused credit facilities €855m. (in million EUR except %) Q2’26 Var vs. PY H1’26 Var vs. PY NET REVENUE 1,874m 3,574m 3,677m +2.6% cc GROSS MARGIN 705m 1,325m 1,438m Margin 37.6% 37.1% 38.6% (adjusted) 39.1% 39.4% (adjusted) EBITDA ADJ. 472m 854m 876m +2.4% cc Margin 25.2% 23.9% 23.8% +10bps GROUP PROFIT 155m 227m 177m +28.7% FREE CASH FLOW pre-M&A2 98m 91m -12m +103m LEVERAGE RATIO3 Total net LR 4.2x 4.2x Net secured LR 2.7x 2.7x LIQUIDITY 2,030m3 1,414m4 Q2’26 Avg EURUSD @1.16 H1’26 Avg EURUSD @1.17 H1’25 Avg EURUSD @1.08 H1’26 Var. vs. PY

H1'26 Performance Summary | Biopharma Performance | **H1'26 Financial Performance** | Final Remarks | Annex

H1'26 Revenues: 2.6% cc Growth, Led by 5.4% cc Biopharma Growth

Revenues
(in million EUR except for growth)



+2.6% cc
3,677
+5.4% cc
-9.7% cc
3,772
-198
3,574
H1'25 Revenues
Biopharma
Diagnostic
Bio Supplies & Others
H1'26 Revenues cc
FX
H1'26 Revenues

Biopharma
- Continuing IG-led growth, with SCIG double digit growth
- Albumin: Impact of China albumin pricing concession
- Alpha 1 and Specialty proteins growth

Diagnostic
- QuidelOrtho dissolution
- Remaining Diagnostic revenue like-for-like: low-single-digit growth in H1'26

Note: Percentage rates are presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.

H1 2026 Results - 16 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | **H1'26 Financial Performance** | Final Remarks | Annex

Biopharma EBITDA Growth Meaningfully Outpaces Group EBITDA Growth (at cc)

EBITDA Adjusted

(in million EUR except for EBITDA Adj. margin and growth)



+2.4% cc
876
854
23.8%
23.9%
EBITDA Adjusted H1'25
Biopharma
Diagnostic
Bio Supplies & Others
FX
EBITDA Adjusted H1'26
EBITDA Adj. margin

- **Continued Biopharma EBITDA growth at cc:**
  - Supported by **sustained IG momentum**
  - Progressing **Biotest operational turnaround**
  - **Plasma sourcing** and **footprint optimization**
    - **c.€40m one-off costs** (c.€25 non-cash)
  - China Albumin pricing now fully reflected in the comparable base
- Enhanced **operating leverage** and **disciplined OPEX**
- **Weaker USD is an EBITDA headwind**
- **Strategic repositioning** of **Diagnostics** business progressing to plan

H1 2026 Results - 17 - GRIFOLS

H1 2026 Results - 18 - EBITDA Adjusted 876 854 -22 Inventories (91) (184) -93 Receivables (118) (49) +69 Payables 51 154 +103 Net working capital (158) (79) +79 CAPEX (211) (136) +75 IT and R&D (73) (91) -18 Taxes (48) (64) -16 Interest (290) (267) +23 Others (107) (126) -19 Free Cash Flow pre-M&A1 (12) 91 +103 Var vs H1’25 1 FCF definition and reconciliation to the Cash Flow Statement in slide 28 in the Annex. Free Cash Flow Generation On Track Adj EBITDA impacted by depreciating USD Investment in inventory to support Biopharma sales growth, offset by working capital management Normalizing CAPEX levels Continued focus on managing cash interest costs H1’25 H1’26 EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex

H1 2026 Results - 19 - Strong Balance Sheet: Comfortable Maturity Profile, Cash Interest Focus, Strong Liquidity H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex All 2027 maturities refinanced through €3.1bn equivalent TLB and $2.1bn RCF combined with €500m 7.5% bond redemption Next set of maturities not until Q4’28 Significand and rapid re-rating progress, back into BB-space Strong credit investors and banks support Cash interest for 2026 to be in line with 2025 or better Liquidity Robust liquidity levels: €2.0bn RCF upsized providing flexibility Organic cash generation through FCF Capital Structure Summary

H1 2026 Results - 20 - Nacho Abia Chief Executive Officer (CEO) Final Remarks

H1 2026 Results - 21 - On Track to Deliver FY’26 Guidance and Our Strategic Priorities H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex • Biopharma continues to drive growth, led by the sustained strength of our IG franchise • Progressing Biotest turnaround Biopharma momentum • Strong momentum in Egypt • Continued progress in Canada Egypt game-changer and progressing self-sufficiency projects • Innovation pipeline continues to progress across key franchises • On track for SPARTA top line results in late Q4’26 Innovation • Diagnostic continues to execute on its long-term strategy • Successful launch of the next-generation BTS platform Diagnostic • All 2027 maturities refinanced, strong liquidity • Progressing on capital structure optimization opportunities Successful Refinancing • H1’26 performance on track, supporting full-year 2026 guidance Guidance 2026

H1 2026 Results - 22 - Annex

H1 2026 Results - 23 - Revenue | Q2 2026 H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex Q2 2026 Q2 2025 In millions of euros Reported At cc* Revenue by Business Unit 1,874 1,891 (0.9%) 1.9% Biopharma 1,653 1,633 1.2% 4.1% Diagnostic 142 162 (12.2%) (9.7%) Bio Supplies 31 36 (15.0%) (11.0%) Others 49 61 (18.9%) (18.1%) Revenue by Country 1,874 1,891 (0.9%) 1.9% US + CANADA 1,090 1,068 2.1% 6.6% EU 406 401 1.1% 1.2% ROW 378 422 (10.3%) (9.2%) * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

H1 2026 Results - 24 - Revenue | H1 2026 H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex H1 2026 H1 2025 In millions of euros Reported At cc* Revenue by Business Unit 3.574 3.677 (2,8%) 2,6% Biopharma 3.148 3.154 (0,2%) 5,4% Diagnostic 284 332 (14,3%) (9,7%) Bio Supplies 50 69 (27,0%) (21,7%) Others 92 123 (25,2%) (24,0%) Revenue by Country 3.574 3.677 (2,8%) 2,6% US + CANADA 2.058 2.093 (1,7%) 6,4% EU 799 792 0,9% 1,1% ROW 718 792 (9,5%) (6,1%) * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | **Annex**

P&L | Q2 2026

	Q2 2026			Q2 2025			% vs PY	
In millions of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,874**	**-**	**1,874**	**1,891**	**-**	**1,891**	**(0.9%)**	**(0.9%)**
Cost of Sales	(1,170)	34	(1,135)	(1,147)	19	(1,128)	(1.9%)	(0.6%)
Gross Margin	**705**	**34**	**739**	**744**	**19**	**763**	**(5.2%)**	**(3.1%)**
% Net revenue	*37.6%*	-	*39.4%*	*39.3%*	-	*40.3%*	-	-
R&D	(87)	0	(86)	(96)	-	(96)	10.0%	10.1%
SG&A	(289)	9	(280)	(298)	5	(293)	3.1%	4.4%
Operating Expenses	**(375)**	**9**	**(367)**	**(394)**	**5**	**(389)**	**4.8%**	**5.8%**
Share of Results of Equity Accounted Investees - Core Activities	(3)	-	(3)	(1)	-	(1)	(346.9%)	(346.9%)
OPERATING RESULT (EBIT)	**326**	**43**	**370**	**349**	**24**	**373**	**(6.4%)**	**(0.8%)**
% Net revenue	*17.4%*	-	*19.7%*	*18.4%*	-	*19.7%*	-	-
Financial Result	(79)	(65)	(144)	(158)	-	(158)	49.9%	9.1%
PROFIT BEFORE TAX	**247**	**(21)**	**226**	**191**	**24**	**214**	**29.7%**	**5.3%**
% Net revenue	*13.2%*	-	*12.1%*	*10.1%*	-	*11.3%*	-	-
Income Tax Expense	(64)	2	(62)	(52)	(6)	(59)	(22.2%)	(5.9%)
% of pre-tax income	*25.8%*	-	*27.5%*	*27.4%*	-	*27.3%*	-	-
CONSOLIDATED PROFIT	**183**	**(20)**	**164**	**138**	**17**	**156**	**32.5%**	**5.1%**
Results Attributable to Non-Controlling Interests	(29)	(2)	(30)	(21)	(2)	(23)	(34.6%)	(31.1%)
GROUP PROFIT	**155**	**(21)**	**133**	**117**	**16**	**133**	**32.1%**	**0.6%**
% Net revenue	*8.3%*	-	*7.1%*	*6.2%*	-	*7.0%*	-	-

H1 2026 Results - 25 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

P&L | H1 2026

In millions of euros	H1 2026			H1 2025			% vs PY	
	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**3,574**	**-**	**3,574**	**3,677**	**-**	**3,677**	**(2.8%)**	**(2.8%)**
Cost of Sales	(2,250)	54	(2,196)	(2,238)	29	(2,210)	(0.5%)	0.6%
Gross Margin	**1,325**	**54**	**1,378**	**1,438**	**29**	**1,467**	**(7.9%)**	**(6.1%)**
% Net revenue	*37.1%*	-	*38.6%*	*39.1%*	-	*39.9%*	-	-
R&D	(176)	0	(176)	(192)	-	(192)	8.3%	8.4%
SG&A	(570)	21	(549)	(623)	14	(608)	8.5%	9.8%
Operating Expenses	**(746)**	**21**	**(725)**	**(815)**	**14**	**(801)**	**8.5%**	**9.4%**
Share of Results of Equity Accounted Investees - Core Activities	(1)	-	(1)	(6)	4	(2)	75.0%	25.5%
OPERATING RESULT (EBIT)	**577**	**74**	**652**	**618**	**47**	**665**	**(6.5%)**	**(2.0%)**
% Net revenue	*16.2%*	-	*18.2%*	*16.8%*	-	*18.1%*	-	-
Financial Result	(218)	(64)	(283)	(312)	-	(312)	30.1%	9.4%
PROFIT BEFORE TAX	**359**	**10**	**369**	**306**	**47**	**353**	**17.5%**	**4.7%**
% Net revenue	*10.1%*	-	*10.3%*	*8.3%*	-	*9.6%*	-	-
Income Tax Expense	(88)	(6)	(94)	(75)	(22)	(97)	(17.3%)	2.6%
% of pre-tax income	*24.5%*	-	*25.6%*	*24.5%*	-	*27.5%*	-	-
CONSOLIDATED PROFIT	**271**	**3**	**275**	**231**	**25**	**256**	**17.5%**	**7.4%**
Results Attributable to Non-Controlling Interests	(44)	(3)	(47)	(54)	(2)	(56)	19.0%	16.5%
GROUP PROFIT	**227**	**0**	**227**	**177**	**23**	**200**	**28.7%**	**13.6%**
% Net revenue	*6.3%*	-	*6.3%*	*4.8%*	-	*5.4%*	-	-

H1 2026 Results - 26 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

Cash Flow | Q2 2026

In millions of euros (on a reported basis)	Q2 2026	Q2 2025	% vs PY
Reported Group Profit	**155**	**117**	**32%**
Depreciation and Amortization	107	107	0%
Net Provisions	63	17	271%
Other Adjustments and Other Changes in Working Capital	(125)	(56)	(123%)
Change in Operating Working Capital	28	(30)	193%
Changes in Inventories	*(50)*	*(30)*	(67%)
Change in Trade Receivables	*(28)*	*(25)*	(12%)
Change in Trade Payables	*106*	*25*	324%
Net Cash Flow From Operating Activities	**228**	**155**	**47%**
Business Combinations and Investments in Group Companies	-	(23)	100%
CAPEX	(65)	(60)	(8%)
R&D/Other Intangible Assets	(53)	(34)	(56%)
Other Cash Inflow / (Outflow)	(12)	(12)	0%
Net Cash Flow From Investing Activities	**(130)**	**(129)**	**(1%)**
Free Cash Flow	**98**	**26**	**277%**
Issue / (Repayment) of Debt	(300)	(70)	(329%)
Capital Grants	-	3	(100%)
Dividends (Paid) / Received	-	-	-
Other Cash Flows From / (Used in) Financing Activities	6	(92)	107%
Net Cash Flow From Financing Activities	**(294)**	**(159)**	**(85%)**
Total Cash Flow	**(196)**	**(133)**	**(47%)**
Cash and Cash Equivalents at the Beginning of the Period	702	753	(7%)
Effect of Exchange Rate Changes in Cash and Cash Equivalents	7	(61)	111%
Cash and Cash Equivalents at the End of the Period	**513**	**559**	**(8%)**

In million of Euros	Q2'26	Q2'25
Net Cash Flow From Operating Activities	**228**	**155**
Net Cash Flow From Investing Activities	**(130)**	**(129)**
Free Cash Flow pre-M&A	**98**	**26**

[1] *Statement of Cash Flow According IFRS-EU*

In million of Euros	Q2'26	Q2'25
EBITDA Adjusted	**472**	**475**
Changes in working capital	28	(30)
CAPEX	(65)	(83)
R&D and IT	(53)	(34)
Taxes	(52)	(45)
Interests	(223)	(235)
Others	(9)	(22)
Free Cash Flow pre-M&A	**98**	**26**

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (as defined in the APM) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

H1 2026 Results - 27 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | Annex

Cash Flow | H1 2026

In millions of euros (on a reported basis)	2026 YTD	2025 YTD	% vs PY
Reported Group Profit	**227**	**177**	**28%**
Depreciation and Amortization	211	219	(4%)
Net Provisions	83	28	196%
Other Adjustments and Other Changes in Working Capital	(106)	26	(508%)
Change in Operating Working Capital	(79)	(158)	50%
Changes in Inventories	*(184)*	*(91)*	(102%)
Change in Trade Receivables	*(49)*	*(118)*	58%
Change in Trade Payables	*154*	*51*	202%
Net Cash Flow From Operating Activities	**336**	**292**	**15%**
Business Combinations and Investments in Group Companies	(19)	(102)	81%
CAPEX	(118)	(109)	(8%)
R&D/Other Intangible Assets	(91)	(73)	(25%)
Other Cash Inflow / (Outflow)	(18)	(20)	10%
Net Cash Flow From Investing Activities	**(246)**	**(304)**	**19%**
Free Cash Flow	**90**	**(12)**	**850%**
Issue / (Repayment) of Debt	(418)	(224)	(87%)
Capital Grants	-	3	(100%)
Dividends (Paid) / Received	-	-	-
Other Cash Flows From / (Used in) Financing Activities	(7)	(96)	93%
Net Cash Flow From Financing Activities	**(425)**	**(317)**	**(34%)**
Total Cash Flow	**(335)**	**(329)**	**(2%)**
Cash and Cash Equivalents at the Beginning of the Period	825	980	(16%)
Effect of Exchange Rate Changes in Cash and Cash Equivalents	22	(92)	124%
Cash and Cash Equivalents at the End of the Period	**513**	**559**	**(8%)**

In million of Euros	2026 YTD	2025 YTD
Net Cash Flow From Operating Activities	**336**	**292**
Net Cash Flow From Investing Activities	**(245)**	**(304)**
Free Cash Flow pre-M&A	**91**	**(12)**

Statement of Cash Flow According IFRS-EU

In million of Euros	2026 YTD	2025 YTD
EBITDA Adjusted	**854**	**875**
Changes in working capital	(79)	(158)
CAPEX	(136)	(211)
R&D and IT	(91)	(73)
Taxes	(64)	(48)
Interests	(267)	(290)
Others	(126)	(107)
Free Cash Flow pre-M&A	**91**	**(12)**

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (as defined in the APM) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

H1 2026 Results - 28 - GRIFOLS

H1 2026 Results - 29 - Balance Sheet | Q2 2026 H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In millions of euros jun-26 Dec-25 14,785 14,638 10,707 10,493 3,170 3,120 117 97 315 512 476 416 5,305 5,074 2 - 3,492 3,296 99 83 923 769 200 36 76 65 513 825 20,090 19,712 Cash and Cash Equivalents Goodwill and Other Intangible Assets Property Plant & Equipment Assets Non- Current Assets Total Assets Current Assets Inventories Current Contract Assets Other Current Financial Assets Non-Current Contract Assets Held for Sale Trade and Other Receivables Investments in Equity Accounted Investees Non-Current Financial Assets Other Non-Current Assets Other Current Assets In millions of euros jun-26 Dec-25 7,980 7,603 120 120 911 911 4,430 4,185 Treasury Stock (131) (131) 227 402 Interim dividend - (102) (11) (114) 2,434 2,332 9,874 10,090 8,808 9,091 1,066 999 2,236 2,019 548 552 1,688 1,467 20,090 19,712 Other Current Liabilities Total Equity and Liabilities Other Comprehensive Income Non-Controllling Interests No- Current Liabilities Non-Current Financial Liabilities Other Non-Current Liabilities Share Premium Reserves Current Year Earnings Current Liabilities Current Financial Liabilities Capital Equity Equity and Liabilities

H1 2026 Results - 30 - EBIT to EBITDA and EBITDA Adjusted H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In millions of euros. Q1 2026 Q2 2026 LTM H1 2025 FY 2025 Q2 2025 577 326 251 271 354 1,202 618 1,243 349 (211) (107) (104) (129) (103) (443) (219) (450) (107) Reported EBITDA 788 433 355 400 457 1,645 837 1,693 456 % Net revenue 22.0% 23.1% 20.9% 20.2% 24.5% 22.2% 26.0% 22.5% 24.1% Cash Restructuring costs 23 19 4 7 6 36 - 14 - Transaction costs 12 3 9 11 7 30 11 29 4 Biotest Next Level Project 10 4 6 2 10 22 12 25 5 Others (4) (11) 8 2 2 2 12 15 10 Total Cash Adjustments 4 2 1 5 2 7 2 2 2 5 9 0 3 5 8 3 1 9 Non- cash Impairments 24 24 - 45 - 69 4 49 - Total Non-Cash Adjustments 24 24 - 4 5 - 6 9 4 4 9 - Total adjustments 6 6 3 9 2 7 6 7 2 5 159 3 9 132 1 9 Adjusted EBITDA 854 472 381 467 482 1,803 876 1,825 475 % Net revenue 23.9% 25.2% 22.4% 23.6% 25.8% 24.3% 23.8% 24.3% 25.1% H1 2026 Depreciation & Amortization OPERATING RESULT (EBIT) Q2 2026 Q4 2025 Q3 2025

H1 2026 Results - 31 - Leverage Ratio as per Credit Agreement H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In millions of euros except ratio Q2'26 Q1'26 Q4'25 Q3'25 Q2'25 Non-Current Financial Liabilities 8,808 9,080 9,091 9,093 9,118 Non-recurrent Lease Liabilities (IFRS16) (928) (928) (969) (966) (978) Current Financial Liabilities 548 589 552 595 522 Recurrent Lease Liabilities (IFRS16) (117) (115) (113) (111) (112) Cash and Cash Equivalents (513) (702) (802) (621) (559) Net Financial Debt as per Credit Agreement 7,798 7,924 7,759 7,990 7,991 In millions of euros except ratio LTM Q2'26 LTM Q1'26 LTM Q4'25 LTM Q3'25 LTM Q2'25 Profit attributable to the Parent 453 415 402 373 297 Profit attributable to non-controlling interest (88) (81) (98) (85) (99) Income tax expense (128) (116) (115) (257) (239) Finance result (533) (613) (628) (629) (672) OPERATING RESULT (EBIT) 1,202 1,225 1,243 1,344 1,307 Depreciation & Amortization (443) (443) (450) (432) (437) Reported EBITDA 1,645 1,668 1,693 1,776 1,744 IFRS 16 (120) (119) (120) (117) (118) Restructuring costs 35 17 14 8 24 Impairments and Others 99 67 64 43 43 Transaction costs 30 30 29 28 28 Cost savings, operating improvements and synergies estimated on a "run rate" for the next 12 months 169 166 168 174 173 Share of profits assoc core activity 4 2 4 4 9 Total adjustments 218 163 159 140 159 Adjusted EBITDA as per Credit Agreement 1,863 1,831 1,852 1,916 1,903 Leverage Ratio as per Credit Agreeement 4.2x 4.3x 4.2x 4.2x 4.2x

H1 2026 Results - 32 - Leverage Ratio as per Reported EBITDA and Net Debt as per Balance Sheet H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In millions of euros except the ratio Q2'26 Q1'26 Q4'25 Q3'25 Q2'25 Non-Current Financial Liabilities 8,808 9,080 9,091 9,093 9,118 Current Financial Liabilities 548 589 552 595 522 Cash and Cash Equivalents (513) (702) (825) (621) (559) Net Financial Debt 8,843 8,967 8,818 9,067 9,081 LTM Q2'26 LTM Q1'26 LTM Q4'25 LTM Q3'25 LTM Q2'25 OPERATING RESULT (EBIT) 1,202 1,225 1,243 1,344 1,307 Depreciation & Amortization (443) (443) (450) (432) (437) Reported EBITDA 1,646 1,668 1,693 1,776 1,744 Leverage Ratio Reported 5.4x 5.4x 5.2x 5.1x 5.2x

H1 2026 Results - 33 - Net Secured Financial Debt Ratio as per Credit Agreement H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In millions of euros except ratio. Q2'26 Q2'25 Amount of revolver drawn 351 - EIB debt principal outstanding - 85 Senior Debt Tranche B 3,001 2,201 Senior Secured Notes principal outstanding 2,100 3,340 Total Secured Debt 5,452 5,626 Cash and Cash Equivalents (513) (559) Net Secured Debt 4,939 5,067 Adjusted EBITDA as per Credit Agreement 1,863 1,903 Net secured leverage ratio as per Credit Agreement 2.7x 2.7x

H1 2026 Results - 34 - NCI Contributions Note: Last Twelve Months figures (LTM). H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In millions of euros GDS Biotest BPC Haema Profit after tax from continuing operations 130 (69) 29 12 Income tax expense (22) 83 (7) (10) Financial result 77 (48) - 1 Amortisation and depreciation (43) (58) (7) (8) EBITDA 118 (46) 4 3 2 9 Impact IFRS16- Finance Leases (3) (10) (6) (5) Adjustments resulting of the credit agreement 3 10 - - EBITDA under Credit Agreement 118 (46) 3 7 2 4 % of non-controlling interest 45.0% 19.2% 100.0% 100.0% EBITDA reported attibutable to Non Controlling Interests (NCI) 5 3 (9) 4 3 2 9 EBITDA as per Credit Agreement Attributable to NCI 5 3 (9) 3 7 2 4 Cash and cash equivalents - (26) (18) (29) Financial (assets) or liabilities with Grifols (1,151) 726 - - Leasing liabilities 24 75 52 21 Loans and other financial liabilities 3 67 - - Total Balance Sheet Net Financial Debt (1,124) 842 3 4 (8) Total Net Financial Debt as per Credit Agreement (1,148) 767 (18) (29) % of non-controlling interest 45.0% 19.2% 100.0% 100.0% Total Net Financial Debt according to Credit Agreement attributable to non controlling interests (NCI) (517) 147 (18) (29) LTM Q2 2026

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | **Annex**

Net Revenues and Adjusted EBITDA Reconciliation at cc | Q2 2026

Variations due to the exchange rates mainly driven by EURUSD: Q2'25: @1.11 vs Q2'26: @1.16

Net Revenues Reconciliation at cc | Q2 2026

In million euros	Q2 2026	Q2 2025	% Var
Reported Net Revenues	1,874	1,891	(0.9%)
Variation due to Exchange Rate Effects	53		
Net Revenues at Constant Currency	**1,928**	**1,891**	**1.9%**

In million euros	Q2 2026	Q2 2025	% Var
Reported Biopharma Net Revenues	1,653	1,633	1.2%
Variation due to Exchange Rate Effects	47		
Reported Biopharma Net Revenues at Constant Currency	**1,700**	**1,633**	**4.1%**

In million euros	Q2 2026	Q2 2025	% Var
Reported Diagnostic Net Revenues	142	162	(12.2%)
Variation due to Exchange Rate Effects	4		
Reported Diagnostic Net Revenues at Constant Currency	**146**	**162**	**(9.7%)**

In million euros	Q2 2026	Q2 2025	% Var
Reported Bio Supplies Net Revenues	31	36	(15.0%)
Variation due to Exchange Rate Effects	1		
Reported Bio Supplies Net Revenues at Constant Currency	**32**	**36**	**(11.0%)**

In million euros	Q2 2026	Q2 2025	% Var
Reported Others & Intersegments Net Revenues	49	61	(18.9%)
Variation due to Exchange Rate Effects	0		
Reported Other & Intersegments Net Revenues at Constant Currency	**50**	**61**	**(18.1%)**

In million euros	Q2 2026	Q2 2025	% Var
Reported U.S. + Canada Net Revenues	1,090	1,068	2.1%
Variation due to Exchange Rate Effects	48		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,138**	**1,068**	**6.6%**

In million euros	Q2 2026	Q2 2025	% Var
Reported EU Net Revenues	406	401	1.1%
Variation due to Exchange Rate Effects	0		
Reported EU Net Revenues at Constant Currency	**406**	**401**	**1.2%**

In million euros	Q2 2026	Q2 2025	% Var
Reported ROW Net Revenues	378	422	(10.3%)
Variation due to Exchange Rate Effects	5		
Reported ROW Net Revenues at Constant Currency	**383**	**422**	**(9.2%)**

Adjusted EBITDA Reconciliation at cc | Q2 2026

In millions of euros	Q2 2026	Q2 2025	% Var
EBITDA Adjusted	472	475	(0.6%)
Variation due to Exchange Rate Effects	21		
EBITDA Adjusted at Constant Currency	**492**	**475**	**3.5%**

H1 2026 Results - 35 - GRIFOLS

H1'26 Performance Summary | Biopharma Performance | H1'26 Financial Performance | Final Remarks | **Annex**

Net Revenues and Adjusted EBITDA Reconciliation at cc | H1 2026

Variations due to the exchange rates mainly driven by EURUSD: H1'25: @1.08 vs H1'26: @1.17

Net Revenues Reconciliation at cc | H1 2026

In million euros	H1 2026	H1 2025	% Var
Reported Net Revenues	3,574	3,677	(2.8%)
Variation due to Exchange Rate Effects	197		
Net Revenues at Constant Currency	**3,771**	**3,677**	**2.6%**

In million euros	H1 2026	H1 2025	% Var
Reported Biopharma Net Revenues	3,148	3,154	(0.2%)
Variation due to Exchange Rate Effects	177		
Reported Biopharma Net Revenues at Constant Currency	**3,325**	**3,154**	**5.4%**

In million euros	H1 2026	H1 2025	% Var
Reported Diagnostic Net Revenues	284	332	(14.3%)
Variation due to Exchange Rate Effects	15		
Reported Diagnostic Net Revenues at Constant Currency	**300**	**332**	**(9.7%)**

In million euros	H1 2026	H1 2025	% Var
Reported Bio Supplies Net Revenues	50	69	(27.0%)
Variation due to Exchange Rate Effects	4		
Reported Bio Supplies Net Revenues at Constant Currency	**54**	**69**	**(21.7%)**

In million euros	H1 2026	H1 2025	% Var
Reported Others & Intersegments Net Revenues	92	123	(25.2%)
Variation due to Exchange Rate Effects	2		
Reported Other & Intersegments Net Revenues at Constant Currency	**93**	**123**	**(24.0%)**

In million euros	H1 2026	H1 2025	% Var
Reported U.S. + Canada Net Revenues	2,058	2,093	(1.7%)
Variation due to Exchange Rate Effects	169		
Reported U.S. + Canada Net Revenues at Constant Currency	**2,227**	**2,093**	**6.4%**

In million euros	H1 2026	H1 2025	% Var
Reported EU Net Revenues	799	792	0.9%
Variation due to Exchange Rate Effects	2		
Reported EU Net Revenues at Constant Currency	**800**	**792**	**1.1%**

In million euros	H1 2026	H1 2025	% Var
Reported ROW Net Revenues	718	792	(9.5%)
Variation due to Exchange Rate Effects	27		
Reported ROW Net Revenues at Constant Currency	**744**	**792**	**(6.1%)**

Adjusted EBITDA Reconciliation at cc | H1 2026

In millions of euros	H1 2026	H1 2025	% Var
EBITDA Adjusted	854	876	(2.5%)
Variation due to Exchange Rate Effects	43		
EBITDA Adjusted at Constant Currency	**897**	**876**	**2.4%**

H1 2026 Results - 36 - GRIFOLS

H1 2026 Results - 37 - CAPEX Reconciliation Q2 / H1 2026 H1’26 Performance Summary Biopharma Performance H1’26 Financial Performance Final Remarks Annex In million euros Q2 2026 Q2 2025 Property, Plant & Equipement additions ("CAPEX reported in Consolidated Statements of Cash Flows") 65 60 Interest Capitalized 6 7 Total PP&E additions 7 1 6 7 Interest Capitalized (6) (7) Group Companies associates and business units 0 23 CAPEX reported in the Earnings Report 6 5 8 3 In million euros H1 2026 H1 2025 Property, Plant & Equipement additions ("CAPEX reported in Consolidated Statements of Cash Flows") 118 109 Interest Capitalized 11 14 Total PP&E additions 129 123 Interest Capitalized (11) (14) Group Companies associates and business units 19 102 CAPEX reported in the Earnings Report 137 211

H1 2026 Results - 38 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

Condensed Consolidated Interim Financial Statements and Interim Consolidated Directors’ Report for the six-month period ended 30 June 2026 Consolidated financial statements notes appendix Condensed Consolidated Balance Sheets as of 30 June 2026 and 31 December 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Consolidated Financial Statements 2 Consolidated Balance Sheets 3 Consolidated Statements of Comprehensive Income 6 Consolidated Statements of Cash Flows 7 Statements of Changes in Consolidated Equity 8 Notes to the Condensed Consolidated Interim Financial Statements. 11 (1) Nature, Principal Activities and Subsidiaries 12 (2) Basis of Presentation and Accounting Principles Applied 12 (3) Changes in the consolidation scope 19 (4) Financial Risk Management Policy 19 (5) Financial Reporting by Segment 20 (6) Goodwill 22 (7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment 23 (8) Leases 24 (9) Equity-Accounted Investees and Joint Business 26 (10) Financial Assets 28 (11) Trade and Other Receivables 29 (12) Cash and Cash Equivalents 29 (13) Equity 30 (14) Financial Liabilities 32 (15) Expenses by Nature 37 (16) Finance Result 38 (17) Pension Plans and Other Benefit Plans 38 (18) Employee Benefits 39 (19) Taxation 41 (20) Discontinued Operations 43 (21) Commitments and Contingencies 43 (22) Financial Instruments 47 (23) Transactions with Related Parties 51 (24) Subsequent events 54 Interim Consolidated Directors’ Report 55 Interim Consolidated Directors’ Report 56 Signatures 73 SUMMARY

Consolidated Financial Statements Consolidated financial statements notes appendix Condensed Consolidated Balance Sheets as of 30 June 2026 and 31 December 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2

Consolidated Balance Sheets Assets Reference 30/06/2026 31/12/2025 (unaudited) Goodwill Note 6 7,023 6,833 Other intangible assets Note 7 2,798 2,728 Rights of use Note 8 886 932 Property, plant and equipment Note 7 3,170 3,120 Investment in equity-accounted investees Note 9 117 97 Non-current financial assets measured at fair value 253 339 Non-current financial assets at amortized cost 62 173 Total non-current financial assets Note 10 315 512 Deferred tax assets 476 416 Total non-current assets 14,785 14,638 Non current assets held for sale 2 — Inventories 3,492 3,296 Current contract assets 99 83 Trade and other receivables Trade receivables 686 651 Other receivables 173 101 Current income tax assets 64 17 Total trade and other receivables Note 11 923 769 Other current financial assets Current financial assets measured at fair value 9 — Current financial assets at amortized cost 191 36 Total current financial assets Note 10 200 36 Other current assets 76 65 Cash and cash equivalents Note 12 513 825 Total current assets 5,305 5,074 Total assets 20,090 19,712 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Consolidated financial statements notes appendix Condensed Consolidated Balance Sheets as of 30 June 2026 and 31 December 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 3

Equity and liabilities Reference 30/06/2026 31/12/2025 (unaudited) Share capital 120 120 Share premium 911 911 Reserves 4,430 4,185 Interim dividend — (102) Treasury stock (131) (131) Profit for the year attributable to the Parent 227 402 Total shareholder's equity 5,557 5,385 Cash Flow hedges (1) (1) Other comprehensive Income (5) (5) Other comprehensive income from financial instruments valuation Note 10 (185) (98) Translation differences 180 (10) Other comprehensive expenses (11) (114) Equity attributable to the Parent Note 13 5,546 5,271 Non-controlling interests Note 13 2,434 2,332 Total equity 7,980 7,603 Liabilities Grants 16 16 Provisions 121 119 Non-current financial liabilities Note 14 8,808 9,091 Other non-current liabilities 3 3 Deferred tax liabilities Note 19 926 861 Total non-current liabilities 9,874 10,090 Provisions 33 35 Current other financial liabilities Note 14 548 552 Trade and other payables Suppliers 1,001 841 Other payables 268 252 Current income tax liabilities 92 25 Total trade and other payables 1,361 1,118 Other current liabilities 294 314 Total current liabilities 2,236 2,019 Total liabilities 12,110 12,109 Total equity and liabilities 20,090 19,712 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Consolidated financial statements notes appendix Condensed Consolidated Balance Sheets as of 30 June 2026 and 31 December 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4

Six-Month period ended Reference 30/06/2026 30/06/2025 (unaudited) (unaudited) Continuing Operations Net revenue Note 5 3,574 3,677 Cost of sales (2,250) (2,238) Gross Margin 1,324 1,439 Research and development (176) (192) Selling, general and administration expenses (570) (623) Operating Expenses (746) (815) Profit of equity accounted investees with similar activity to that of the Group Note 9 (1) (6) Operating Result 577 618 Finance income 120 20 Finance costs (333) (313) Financial cost of sale of trade receivables Note 11 (8) (6) Change in fair value of financial instruments 10 39 Exchange differences (7) (52) Finance result Note 16 (218) (312) Profit before income tax 359 306 Income tax expense Note 19 (88) (75) Consolidated net profit 271 231 Consolidated net profit attributable to: 271 231 Profit attributable to the Parent 227 177 Profit attributable to non-controlling interest 44 54 Basic earnings per share (Euros) 0.33 0.26 Diluted earnings per share (Euros) 0.33 0.26 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Consolidated financial statements notes appendix Condensed Consolidated Statements of Profit and Loss as of 30 June 2026 and 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 5

Consolidated Statements of Comprehensive Income Six-Month period ended Reference 30/06/2026 30/06/2025 (unaudited) (unaudited) Consolidated net profit 271 231 Translation differences 248 (1,051) Equity accounted investees / Translation differences Note 9 4 (6) Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss 252 (1,057) Gains (losses) from financial assets measured at fair value through comprehensive income (87) (59) Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss (87) (59) Total Other comprehensive income (loss) for the year 165 (1,116) Total comprehensive income for the year 436 (885) Total comprehensive income attributable to the Parent 330 (691) Total comprehensive income attributable to non-controlling interests 106 (194) The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Consolidated financial statements notes appendix Condensed Consolidated Statements of Comprehensive Income as of 30 June 2026 and 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 6

Consolidated Statements of Cash Flows (unaudited) (unaudited) Cash flows from operating activities Profit before income tax 359 306 Adjustments for: 516 584 Amortization and depreciation Note 15 211 219 Other adjustments: 305 365 (Profit) / losses on equity accounted investments Note 9 1 6 Impairment of assets and net provision charges 92 28 (Profit) / losses on disposal of fixed assets (6) 1 Finance cost / (income) 218 263 Other adjustments — 67 Change in operating assets and liabilities (207) (259) Change in inventories (184) (91) Change in trade and other receivables (71) (171) Change in current financial assets and other current assets (3) 11 Change in current trade and other payables 51 (8) Other cash flows used in operating activities (331) (338) Interest paid (271) (297) Interest received 4 7 Income tax paid (64) (48) Net cash from/(used in) operating activities 337 293 Cash flows from investing activities Payments for investments (249) (309) Group companies, associates and business units (19) (102) Property, plant and equipment and intangible assets (209) (182) Property, plant and equipment (118) (109) Intangible assets (91) (73) Other financial assets (21) (25) Proceeds from the sale of investments 3 4 Property, plant and equipment 3 4 Net cash from/(used in) investing activities (246) (305) Cash flows from financing activities Proceeds from and payments for financial liability instruments (419) (191) Issue 3,276 681 Redemption and repayment (3,635) (811) Lease payments Note 8 (60) (61) Other cash flows used in financing activities (6) (124) Acquisition of non-controlling interests (6) (127) Other amounts from financing activities — 3 Net cash from/(used in) financing activities (425) (315) Effect of exchange rate fluctuations on cash 22 (92) Net increase / (decrease) in cash and cash equivalents (312) (419) Cash and cash equivalents at beginning of the year Note 12 825 980 Cash and cash equivalents at year end Note 12 513 561 Reference 30/06/2026 30/06/2025 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Consolidated financial statements notes appendix Condensed Consolidated Statements of Cash Flows as of 30 June 2026 and 2025 (Expressed in millions of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 7

GRIFOLS | Consolidated financial statements | notes | appendix

Condensed Statements of Changes in Consolidated Equity as of 30 June 2026 and 2025

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent						Accumulated other comprehensive income						
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balances at 31 December 2024		120	911	4,054	157	—	(135)	803	(9)	(18)	—	5,883	2,723	8,606
Translation differences		—	—	—	—	—	—	(809)	—	—	—	(809)	(248)	(1,057)
Other comprehensive income from the valuation of financial instruments		—	—	—	—	—	—	—	—	(59)	—	(59)	—	(59)
Other comprehensive income for the period		—	—	—	—	—	—	(809)	—	(59)	—	(868)	(248)	(1,116)
Profit/(loss) for the period		—	—	—	177	—	—	—	—	—	—	177	54	231
Total comprehensive income for the period		—	—	—	177	—	—	(809)	—	(59)	—	(691)	(194)	(885)
Net change in treasury stock	Note 13(c)	—	—	—	—	—	2	—	—	—	—	2	—	2
Acquisition of non-controlling interests	Note 13(b)	—	—	(26)	—	—	—	—	—	—	—	(26)	(101)	(127)
Reserves		—	—	157	(157)	—	—	—	—	—	—	—	—	—
Operations with equity holders or owners		—	—	131	(157)	—	2	—	—	—	—	(24)	(101)	(125)
Balances at 30 June 2025		120	911	4,185	177	—	(133)	(6)	(9)	(77)	—	5,168	2,428	7,596

8

GRIFOLS | Consolidated financial statements | notes | appendix

Condensed Statements of Changes in Consolidated Equity as of 30 June 2026 and 2025

(Expressed in millions of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent												
								Accumulated other comprehensive income						
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balances at 31 December 2025		**120**	**911**	**4,185**	**402**	**(102)**	**(131)**	**(10)**	**(5)**	**(98)**	**(1)**	**5,271**	**2,332**	**7,603**
Translation differences		—	—	—	—	—	—	190	—	—	—	190	62	252
Other comprehensive income from the valuation of financial instruments		—	—	—	—	—	—	—	—	(87)	—	(87)	—	(87)
Other comprehensive income for the period		—	—	—	—	—	—	190	—	(87)	—	103	62	165
Profit/(loss) for the period		—	—	—	227	—	—	—	—	—	—	227	44	271
Total comprehensive income for the period		—	—	—	227	—	—	190	—	(87)	—	330	106	436
Net change in treasury stock	Note 13(c)	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interests	Note 13(b)	—	—	(3)	—	—	—	—	—	—	—	(3)	(4)	(7)
Other changes		—	—	7	—	—	—	—	—	—	—	7	—	7
Reserves		—	—	300	(300)	—	—	—	—	—	—	—	—	—
Dividends		—	—	(59)	—	—	—	—	—	—	—	(59)	—	(59)
Interim dividend		—	—	—	(102)	102	—	—	—	—	—	—	—	—
Operations with equity holders or owners		—	—	245	(402)	102	—	—	—	—	—	(55)	(4)	(59)
Balances at 30 June 2026		**120**	**911**	**4,430**	**227**	**—**	**(131)**	**180**	**(5)**	**(185)**	**(1)**	**5,546**	**2,434**	**7,980**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

9

Notes to the Condensed Consolidated Interim Financial Statements. Consolidated financial statements notes Director's Report 11

(1) Nature, Principal Activities and Subsidiaries Grifols, S.A. and its subsidiaries (hereinafter, the “Group” or “Grifols”) form an integrated and diversified business group specializing in the development of plasma-derived medicines (hemoderivatives). Thanks to the collaboration of donors across its global network of donation centers, the Group contributes daily to improving the quality of life of millions of patients with rare and chronic diseases. Grifols also stands out in the field of diagnostic solutions and transfusion medicine, strengthening the safety of the global blood supply and providing biological materials for research and pharmaceutical manufacturing. The main manufacturing facilities of the Group’s Spanish companies are located in Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while those of the North American companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). Additionally, Grifols has manufacturing plants in Dublin (Ireland), Montreal (Canada), and Dreieich (Germany). Annex I to the consolidated annual accounts as of 31 December 2025 details the companies directly or indirectly held by Grifols, S.A. that were included in the consolidation perimeter at that date. Note 3 describes the main changes in the consolidation perimeter that took place during the six-month period ended 30 June 2026. The parent company of the Group is Grifols, S.A. (hereinafter, the “Company”), a public limited company incorporated for an indefinite period in Spain on June 22, 1987. Its registered office and tax domicile are located at Avinguda de la Generalitat 152–158, 08174 Sant Cugat del Vallès, Barcelona. The Company’s corporate purpose mainly consists of providing administration, management, and control services for companies and businesses, as well as investing in movable and immovable property, carrying out these activities primarily for the benefit of its subsidiaries. All shares representing the Company’s share capital are listed on the Barcelona, Madrid, Valencia, and Bilbao Stock Exchanges, as well as on the Spanish Automated Quotation System (SIBE/Continuous Market). In addition, the non-voting Class B shares are listed on NASDAQ (ADRs) in the United States and on the Spanish Automated Quotation System (SIBE/Continuous Market). (2) Basis of Presentation and Accounting Principles Applied The condensed consolidated interim financial statements for the six month period ended at 30 June 2026 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU IFRS) and, in particular, in accordance with IAS 34 Interim Financial Statements. These condensed consolidated interim financial statements do not contain all the information required for the preparation of the annual financial statements and should be read in conjunction with the Group's Consolidated Annual Accounts for the year ended 31 December 2025. These condensed consolidated interim financial statements have been prepared by the Board of Directors at its meeting held on July 27, 2026. The figures contained in these condensed consolidated interim financial statements are expressed in millions of Euros. The condensed consolidated interim financial statements for the six months ended at 30 June 2026, have been prepared based on the accounting records maintained by the Group. a) Accounting principles and basis of consolidation applied The accounting policies and basis of consolidation applied in the preparation of the condensed consolidated interim financial statements for the first semester of 2026, except for those detailed in the table below, are the same as those used in the preparation of the consolidated Annual Accounts for the year ended 31 December 2025, except for the following amendment issued by the IASB and adopted by the European Union for use in Europe, which is mandatory for annual periods beginning on or after 1 January 2026. The application of these standards and interpretations has had no significant impact on these condensed consolidated interim financial statements: Consolidated financial statements notes Director's Report 12

GRIFOLS | Consolidated financial statements | notes | Director's Report

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IFRS 9 / IFRS 7	Modifications to the Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7) (issued on May 30, 2024)	1 January 2026	1 January 2026
IFRS 9 / IFRS 7	Accounting for Nature-Dependent Electricity Contracts (PPA) (issued on December 18, 2024)	1 January 2026	1 January 2026
	Annual Improvements to IFRS Standards – Volume 11 (issued on July 18, 2024)	1 January 2026	1 January 2026

The application of these amendments has not had a significant impact on these condensed consolidated interim financial statements, nor have they resulted in changes to the accounting policies and criteria adopted for the preparation of the financial statements for the year ended December 31, 2025.

New IFRS and Amendments to IFRS Not Yet Effective as of 30 June 2026

As of the date of preparation of these condensed consolidated interim financial statements, the following new standards and amendments have been issued by the IASB but are not mandatory until the future periods indicated below:

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IFRS 19	Amendments to IFRS 19 Subsidiaries Without Public Accountability: Disclosure Requirements	1 January 2027	Pending
IAS 21	Amendments to IAS 1 Effects of Changes in Foreign Exchange Rates: Translation into a Hyperinflationary Presentation Currency	1 January 2027	Pending
IAS 28	Amendments to the Fair Value Option in IAS 28 Investments in Associates and Joint Ventures	1 January 2027	Pending
New IFRS:			
IFRS 18	Presentation and Disclosure in the Financial Statements (issued on April 9, 2024)	1 January 2027	1 January 2027
IFRS 19	Subsidiaries Without Public Accountability: Disclosure Requirements	1 January 2027	Pending
IFRS 20	Regulatory Assets and Regulatory Liabilities	1 January 2029	Pending

The Group is currently assessing the impact of applying the above pronouncements. Based on the analysis performed to date, their initial adoption is not expected to have a significant impact on the recognition and measurement criteria (Note 2(c) of the consolidated annual financial statements for the year ended December 31, 2025).

In particular, with respect to IFRS 18 "Presentation and Disclosure in Financial Statements", the assessment performed to date has not identified impacts on recognition and measurement criteria, although it will affect the classification of items in the consolidated statement of profit or loss and in the consolidated statement of cash flows. Upon adoption of IFRS 18, the items in the consolidated statement of profit or loss will be classified into operating, investing and financing categories — which will modify the current composition of operating profit and net finance result — and the new required subtotals will be included in the consolidated statement of profit or loss — operating profit and profit before financing and income taxes. Likewise, certain items in the consolidated statement of cash flows will be excluded from "Operating Activities" (such as interest paid/received) and presented as "Investing Activities" or "Financing Activities", as appropriate, and the new disclosure requirements will be incorporated regarding management-defined performance measures and the aggregation and disaggregation of financial information.

The Group has not early adopted any of these standards or interpretations prior to their effective date.

13

b) Responsibility for relevant disclosures, estimates and judgments when applying policies The information in these condensed consolidated interim financial statements for the six-month period ended at 30 June 2026 is the responsibility of the Company's Directors. The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) requires Management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and, consequently, the reported amounts of assets, liabilities, income and expenses. These estimates and assumptions are based on the best information available at the date of preparation of the consolidated financial statements and on the Group’s historical experience, as well as on reasonable expectations regarding the future development of the economic, regulatory, technological and market environment in which the Group operates. However, given the inherently subjective nature of certain estimates, actual results may differ from those estimates, which could have a significant effect on the consolidated financial statements in future periods. The most relevant accounting estimates and the most significant judgments applied by Management in the preparation of the consolidated financial statements are detailed below. Critical accounting estimates • Recoverable amount of non-current assets, useful lives and goodwill, and fair value in business combinations or corporate transactions. The accounting for non-current assets and goodwill requires the application of significant estimates and judgments, both at initial recognition and in subsequent measurement. In particular, the Group is required to estimate (i) the useful lives of tangible and intangible assets, (ii) the recoverable amount of the non-current assets when there are indicators of impairment and, at least annually in the case of assets with indefinite useful lives and goodwill, (iii) the fair value of the non-current assets recognized in business combinations or in corporate transactions that involve a change of control or significant influence. i) Property, plant and equipment and intangible assets: useful lives The determination of the useful lives of property, plant and equipment and intangible assets is based on the estimation of the period over which such assets are expected to generate economic benefits for the Group. This assessment requires consideration of legal, technological, functional and economic factors, such as: • expected technological developments, • commercial life cycles of pharmaceutical products, • changes in regulatory frameworks, where applicable, and • the frequency of use of the assets and their physical wear and tear. ii) Property, plant and equipment, intangible assets and investments in associates: recoverable amount The Group also assesses whether there are any indicators of impairment for its amortizing non-current assets and, when such indicators are identified, estimates the recoverable amount of those assets. When the recoverable amount is lower than the carrying amount, the Group recognizes an impairment loss. In identifying indicators of impairment, the Group considers, among others, the following internal and external factors: • developments in the macroeconomic environment, • changes in the regulatory framework, • increased competition, • technological obsolescence, • cancellation or delay of research and development projects, • deterioration in the commercial performance of certain products, and • significant changes in the business model. These factors may affect both the expected amount of future cash flows and the timing of their generation. In the case of intangible assets with indefinite useful lives, the recoverable amount is determined annually (Note 4(g) to the consolidated annual accounts for the year ended December 31, 2025). Consolidated financial statements notes Director's Report 14

iii) Goodwill and cash-generating units (CGUs): recoverable amount Goodwill is not amortized and is tested for impairment, at least annually, at the level of the cash-generating units (CGUs) to which it has been allocated. The determination of the recoverable amount of a CGU primarily requires: • The preparation of future cash flow projections based on approved business plans, which include assumptions such as: (i) sales growth, (ii) expected operating margins, (iii) future investment plans and requirements. • The determination of the success of research and development projects - understood as the probability that the final outcome of a clinical trial will be successful - as well as the perpetual growth rates and the appropriate discount rates that reflect the inherent risks of the business. In the pharmaceutical industry, these assumptions are influenced by factors such as the development of the product pipeline, the results of clinical trials, the obtaining of regulatory approvals, the expected commercial life of products, the emergence of substitute products and changes in pricing policies, among others. Given the inherently uncertain nature of many of the assumptions used, reasonably possible changes in key estimates could give rise to significant impacts on the carrying amounts of these assets in future periods. For this reason, the Group periodically reviews the appropriateness of the assumptions applied and their alignment with the strategic plan approved by Management and with the environment in which it operates. In this regard, sensitivity analyses are presented in the most relevant cases. iv) Fair value in business combinations and initial recognition of assets In business combinations, the Group determines the fair value of the assets acquired and liabilities assumed at the acquisition date. This process first requires judgment in identifying the assets and liabilities that arise and are recognized at the time of the business combination, such as: • intangible assets related to product portfolio or to products under development, • customer relationships, • technology assets, and • contingent liabilities. Subsequently, the fair value of the assets and liabilities identified in the business combination is estimated, which involves the use of valuation techniques and the application of relevant assumptions, particularly in relation to: • projections of future cash flows, • success rates and launch timelines for products under development, • discount rates, • long-term growth rates, and • the economic useful lives of the identified assets. These estimates are particularly relevant in the valuation of intangible assets associated with product portfolio, products under development, technologies and commercial relationships, where the assumptions would be significantly affected, among other factors, by the clinical and commercial success of the products, changes in the regulatory and economic environment and the launch of competing products (Notes 3 and 4(a) to the consolidated annual accounts for the year ended December 31, 2025). v) Retained interests after corporate transactions As a result of a corporate transaction – for example, when significant influence is lost but an interest is retained, or when control is obtained over an investment that was previously classified as an associate – the fair value of the retained interest or of the previously held interest must be determined at initial recognition. When the entity is not listed, the determination of this fair value is performed using valuation techniques such as: • market multiples, or • discounted cash flow projections, for which relevant assumptions are applied to estimate long-term operating results, recurring investment levels in productive assets, discount rates and perpetual growth rates. These variables are highly influenced by the future evolution of the economic, competitive, regulatory and technological environment, which implies a significant degree of judgment in their determination. Consolidated financial statements notes Director's Report 15

• Capitalization of development costs as an intangible asset The Group capitalizes development costs when the criteria set out in IAS 38 are met, which requires significant judgment by Management. The key criteria in this area are the technical feasibility of the product, the Group’s ability to commercially exploit the developments, and the expectation that they will generate sufficient future economic benefits to recover the carrying amount of the capitalized assets (Note 4(d) to the consolidated annual accounts for the year ended December 31, 2025). • Valuation of inventories and assessment of their recoverability Inventories are measured at the lower of cost and net realizable value. This assessment depends on factors such as: – annual regulatory certifications, – commercial and regulatory changes affecting selling prices, – the launch of substitute products by competitors, – the expected evolution of product demand over the next 12 months, and – product life cycles. Management periodically assesses the recoverability of inventories and records the necessary write-downs when there is evidence of obsolescence or when the carrying amount exceeds net realizable value. • Deferred taxes and uncertain tax positions The recognition of deferred tax assets, mainly in respect of tax losses and deductible temporary differences, requires the determination of future taxable profits, the estimation of the timing at which such assets will become deductible and the expected timing of the reversal of deferred tax liabilities. This assessment is based on the Group’s tax planning within the applicable regulatory framework (Note 4(q) to the consolidated annual accounts for the year ended December 31, 2025). In addition, the determination of income tax expense requires significant judgment in relation to the interpretation of the tax legislation in force in the different jurisdictions in which the Group operates, assessing the probability that the tax authorities will accept the positions adopted and estimating the amount that, where applicable, should be recognized as a contingent liability (Note 19). • Provisions and contingent liabilities The Group recognizes provisions when there is a present obligation, whether legal or implicit, arising from past events, the settlement of which is probable to require an outflow of resources and can be reliably estimated. The amount of the provision represents the Group’s best estimate of the expenditure required to settle the corresponding obligation. The determination of this amount involves significant judgment and the use of estimates that take into account: – the best information available at the reporting date, including the assessment of the probability of occurrence of the event, – the opinion of independent experts, where appropriate, and – the evaluation of legal, tax, regulatory or contractual risks. Due to the uncertainty inherent in these estimates, the actual outflows may differ from the amounts initially recognized (Notes 18 and 29 to the consolidated annual accounts for the year ended December 31, 2025 and Note 21). • Valuation of financial instruments The determination of the fair value of certain financial instruments requires the use of valuation techniques that incorporate assumptions relating to observable and unobservable market variables, such as interest rates, foreign exchange rates, volatility and the credit risk of the counterparties. When quoted prices in active markets are not available, these valuations involve a higher degree of estimation and judgment (Notes 21 and 22). In the case of call options over equity interests, the valuation model is based on the following elements: – fair value of the shares, – exercise price, – risk-free interest rate, – term of the option, – volatility, and – dividend yield. Consolidated financial statements notes Director's Report 16

The Group does not recognize any asset in respect of the valuation of financial instruments corresponding to call options over equity interests, as the amounts are not significant, given the wide range of positive variability in the estimates (Note 21). These estimates may be affected by changes in market conditions and in the financial environment, among other factors. • Determination of rebates and chargebacks in the United States The mechanism of chargeback discounts in the United States does not depend solely on the Group’s sales to the wholesale distributor, but also on the type of end customer to whom the wholesaler subsequently sells the product in the United States. Distributors are responsible for applying the chargeback only at the time of sale to the end customer, and the discount percentage varies significantly depending on the category of customer. End customers are grouped into categories with very different discount levels; for example, the governmental customer category generates significantly higher discounts than other categories. Accordingly, the provision for chargebacks is recognized at the time of sale to the distributor and its estimation is based on historical settlement experience, the applicable contractual terms, the level of inventory held by distributors and the application of different discount levels depending on the expected mix of end customers to whom the distributor will sell the product (Note 4(p) to the consolidated annual accounts for the year ended December 31, 2025). Small changes in the assumptions used may have a significant impact on the revenue recognized. Key judgments in the application of accounting policies • Assessment of control over investees The determination of whether or not the Group controls an investee requires significant judgment and is not based solely on holding an ownership interest in excess of 50.01%. For this purpose, the Group analyses factors such as: – existing voting rights that provide a majority in relevant decision-making, – potential voting rights, considering those that are exercisable at the reporting date (Note 21.c), – rights arising from contractual arrangements and shareholders’ agreements, – the ability to direct the relevant activities, and – exposure to variable returns. In the entities listed below, although the Group holds ownership interests of less than 50.01%, they are fully consolidated, mainly due to contractual arrangements and potential voting rights associated with call options that are (i) substantive, (ii) exercisable at the reporting date and (iii) financially feasible, which allows the conclusion that the Group has control (Note 13.e): Entity Ownership Interest Haema GmbH (1) - BPC Plasma, Inc (1) - Plasmavita Healthcare GmbH (2) 50% Grifols (Thailand) Pte Ltd (3) 48% (1) Potential voting rights associated with repurchase options — which are (i) substantive, (ii) exercisable at the reporting date and (iii) financially feasible — support the conclusion that control is retained over both entities. (2) Contractual arrangements between shareholders that grant a majority of decision-making rights, and therefore control over the entity. (3) The percentage of voting shares held grants a majority of the voting rights and, consequently, control over the entity. • Assessment of significant influence In general, significant influence is presumed when the Group holds an ownership interest of more than 20%. However, in determining whether significant influence exists, the Group considers not only the percentage of ownership and potential voting rights exercisable at the reporting date, but also qualitative factors such as representation on the Board of Directors, participation in key operating decisions such as approval of the business plan, dividend policy and budgets, as well as the involvement of management personnel with decision-making authority. The investment listed below, in which the Group holds a 50.1% ownership interest, is accounted for using the equity method, as the contractual arrangements and governance structure limit the Group’s ability to control the entity but grant it the ability to influence its financial and operating policies (Note 9). Consolidated financial statements notes Director's Report 17

Entity Ownership Interest Grifols Canada Plasma Corporation 50,1% • Classification of financial instruments as equity or liability The classification of certain financial instruments as either equity instruments or financial liabilities requires the application of complex judgments, particularly when, under certain circumstances, they could give rise to a cash outflow for the Group (Note 13 and 14(d)). • Classification of an early settlement of a debt instrument The Group considers the early redemption premium to form part of the settlement of the financial liability, as it represents the total cost of extinguishing the amount borrowed from lenders. Such amount is presented as a financing activity in the Consolidated Statement of Cash Flows. • Classification of deferred payments with a significant financial component The Group maintains certain business and asset acquisition agreements, that include deferred payments. When such agreements contain a significant financial component, the deferred amount is presented as financial activity in the Consolidated Statement of Cash Flows. • Assessment of specific contractual obligations In certain contracts, the Group must assess whether there are contractual or implicit obligations that give rise to the recognition of liabilities or to the reclassification of certain instruments. These assessments require a detailed analysis of the contractual terms and their economic substance. In relation to the contractual obligations arising from the agreement entered into with Haier for the sale of 20% of the shares in Shanghai RAAS, it has been concluded that:(i) as of the reporting date, the probability of an outflow of resources to Haier is very low, since—based on the analysis of different scenarios—it is expected that Grifols will meet the aggregate EBITDA amount corresponding to the 2024–2028 periods of the Grifols Diagnostic Solutions Group; and (ii) there is no contractual obligation for Grifols Diagnostic Solutions, Inc. to declare and distribute dividends; however, it has undertaken to use its “commercially reasonable efforts” to do so (Note 21(d)). • Leases Lease contracts in which Grifols acts as lessee include extension options or early termination options. The estimation of the lease term involves significant judgment in determining the total number of years to be included in the measurement of the lease asset and lease liability. This term is determined by considering the business plan approved by Management. Any subsequent change in the lease term could have a significant impact on the amounts of lease assets and lease liabilities already recognized (Note 4(f) to the consolidated annual accounts for the year ended December 31, 2025). • Climate change and its potential impacts The Group periodically analyses the physical and transition risks associated with climate change, considering international scenarios and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Based on the information currently available, no material impacts have been identified that would require adjustments to the financial statements; however, these judgments could change in the future as a result of regulatory, technological or market developments. No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Grifols' Management does not believe that there are any assumptions or estimation uncertainties that pose a significant risk that could give rise to material adjustments in the next year. The relevant estimates and judgments used in the preparation of these condensed consolidated interim financial statements do not differ significantly from those used in the preparation of the consolidated annual accounts as of 31 December 2025. c) Comparative financial information Grifols' condensed consolidated interim financial statements for the six months ended at 30 June 2026 show comparative figures as of 31 December 2025 for the consolidated balance sheet and the six months ended at 30 June 2025 for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement and the related notes. Consolidated financial statements notes Director's Report 18

d) Seasonality of operations in the period Given the nature of the Group's activities, there are no factors that determine significant seasonality in the Group's operations that would affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2026 in comparison with financial statements for a full year. e) Materiality In determining the disclosures in these explanatory notes in accordance with IAS 34, materiality has been considered in relation to these condensed consolidated interim financial statements. (3) Changes in the consolidation scope The Group prepares its condensed interim consolidated financial statements including its investments in all its subsidiaries, associates and joint ventures. Appendix I to the consolidated annual accounts at 31 December 2025 lists the companies in which Grifols, S.A. has direct or indirect holdings and which have been included in the scope of consolidation at that date. The main changes in the scope of consolidation that have taken place in the six-month period ended 30 June 2026, are detailed below: a) Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates: 30/06/2026 Name Parent Description Date Consolidatio n method % voting rights acquired % total voting rights following acquisition (1) Grifols International Services Designated Activity Company Grifols S.A. Incorporation February Full consolidation 100.00% 100.00 % Grifols International Services USA, Inc Grifols Shared Services North America Inc. Incorporation February Full consolidation 100.00% 100.00 % Grifols Regional Headquarters Company Grifols S.A. Incorporation March Full consolidation 100.00% 100.00 % Biotest GmbH & Co. KGaA (previously known as Biotest, AG) Grifols S.A. and Grifols Biotest Holdings, GmbH Acquisition April Full consolidation 0.75% 100.00 % Biomat Newco, Corp. (2) Grifols Shared Services North America Inc. Acquisition June Full consolidation 1.50% 92.90% (1) Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary. (2) It refers to one share paid on 30 June 2026 (see Note 14). (4) Financial Risk Management Policy At 30 June 2026, the Group maintains the same financial risk management policies and objectives at 31 December 2025. The main risks faced by the Group are described in Note 30 of the consolidated annual accounts for the year ended December 31, 2025. Consolidated financial statements notes Director's Report 19

(5) Financial Reporting by Segment A breakdown of revenue by business segment for the six-month period ended 30 June 2026, and 30 June 2025 is as follows: Net revenues (Millions of Euros) Six-Months Ended 30 June 2026 Six-Months Ended 30 June 2025 Biopharma 3,148 3,154 Diagnostic 284 332 Bio Supplies 50 69 Other 92 122 Total 3,574 3,677 A breakdown of net sales by geographical area for the six-month period ended 30 June 2026, and 30 June 2025 is as follows: Net revenues (Millions of Euros) Geographical area Six-Months Ended 30 June 2026 Six-Months Ended 30 June 2025 Spain 205 210 Rest of the EU 593 582 US + Canada 2,058 2,093 Rest of the World 718 792 Total 3,574 3,677 Consolidated financial statements notes Director's Report 20

GRIFOLS | Consolidated financial statements | notes | Director's Report

The allocation by business segment of the net consolidated profit or loss for the six-month period ended 30 June 2026, and 30 June 2025 is as follows:

		Six-months period ended 30 June 2026						Six-months period ended 30 June 2025					
		Millions of Euros						Millions of Euros					
		Biopharma	Diagnostic	Bio Supplies	Others	Not Assignable	Consolidated Result	Biopharma	Diagnostic	Bio Supplies	Others	Not Assignable	Consolidated Result
Revenue from external customers (1)		3,148	284	50	92	—	3,574	3,154	332	69	122	—	3,677
Material non-cash expenses (2)		(17)	(1)	—	—	—	(18)	(17)	10	—	2	2	(3)
Results of equity-accounted entities with activities similar to the Group (2)	Note 9	(1)	—	—	—	—	(1)	(6)	—	—	—	—	(6)
Other operating revenue and expenses (2)		(2,312)	(205)	(35)	(98)	(117)	(2,767)	(2,293)	(254)	(46)	(112)	(126)	(2,831)
EBITDA (1)		**818**	**78**	**15**	**(6)**	**(117)**	**788**	**838**	**88**	**23**	**12**	**(124)**	**837**
Amortization (2) (3)		(162)	(29)	(4)	(7)	(9)	(211)	(165)	(32)	(5)	(9)	(8)	(219)
Operating result (1)		**656**	**49**	**11**	**(13)**	**(126)**	**577**	**673**	**56**	**18**	**3**	**(132)**	**618**
Finance income	Note 16	—	—	—	—	130	130	—	—	—	—	59	59
Finance costs		—	—	—	—	(348)	(348)	—	—	—	—	(371)	(371)
Financial result (1)	Note 16	—	—	—	—	**(218)**	**(218)**	—	—	—	—	**(312)**	**(312)**
Income tax expense (1)	Note 19	—	—	—	—	(88)	(88)	—	—	—	—	(75)	(75)
Consolidated net profit (1)		**656**	**49**	**11**	**(13)**	**(432)**	**271**	**673**	**56**	**18**	**3**	**(519)**	**231**

(1) Key metrics reviewed by the CODM

(2) Other material items

(3) Tax effect related to results of equity-accounted entities with activities similar to the Group

21

GRIFOLS | Consolidated financial statements | notes | Director's Report

(6) Goodwill

The composition and movement of "Goodwill" in the consolidated balance sheet as at 30 June 2026 are as follows:

				Millions of Euros
	Segment	**Balance at 31/12/2025**	**Translation differences**	**Balance at 30/06/2026**
Net value				
Grifols UK, Ltd. (UK)	Biopharma	8	—	8
Grifols Italia.S.p.A. (Italy)	Biopharma	6	—	6
Biomat USA, Inc. (USA)	Biopharma	806	26	832
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10	—	10
Grifols Therapeutics, Inc. (USA)	Biopharma	1,891	59	1,950
Progenika Biopharma, S.A. (Spain)	Diagnostic	41	—	41
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,474	76	2,550
Kiro Grifols, S.L. (Spain)	Others	15	—	15
Haema, GmbH. (Germany)	Biopharma	190	—	190
BPC Plasma, Inc. (formerly Biotest Pharma, Corp.) (USA)	Biopharma	146	5	151
Plasmavita Healthcare GmbH (Germany)	Biopharma	10	—	10
Alkahest, Inc (USA)	Others	65	2	67
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	139	(1)	138
GigaGen, Inc (USA)	Others	109	3	112
Haema Plasma Kft. (Hungary)	Biopharma	14	1	15
Grifols Canada Plasma II, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	9	—	9
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	304	—	304
Grifols Bio Supplies Inc (USA)	Bio Supplies	163	5	168
Biomat Holdings LLC (USA)	Biopharma	433	14	447
		6,833	**190**	**7,023**

Impairment testing:

i) CGUs Structure

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products.
Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals LLC in the year 2022, a new CGU for the Bio Supplies business was identified.

22

GRIFOLS | Consolidated financial statements | notes | Director's Report

The CGUs established by Grifols management are:

- Biopharma
- Diagnostic
- Bio Supplies
- Kiro Grifols
- GigaGen
- Alkahest

The goodwill related to Alkahest was generated as the offsetting entry to the deferred tax liability arising from the intangible assets recognized as a result of the allocation of the excess purchase consideration over the net assets acquired.

ii) Impairment Value

There is no indication of impairment regarding the CGUs as of 30 June 2026.

(7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment

Movement in Other Intangible Assets, Rights of Use and Property, Plant and Equipment for the six-month period ended 30 June 2026 is as follows:

Millions of Euros

	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2025	4,127	1,329	5,385	10,841
Total depreciation and amortization at 31/12/2025	(1,352)	(397)	(2,257)	(4,006)
Impairment at 31/12/2025	(47)	—	(8)	(55)
Balance at 31/12/2025	**2,728**	**932**	**3,120**	**6,780**
Cost				
Additions	91	60	128	279
Disposals	—	(105)	(14)	(119)
Transfers	(1)	(1)	1	(1)
Translation Differences	78	31	102	211
Total Cost at 30/06/2026	4,295	1,314	5,602	11,211
Depreciation & amortization				
Additions (note 15)	(64)	(41)	(106)	(211)
Disposals	—	19	10	29
Transfers	—	1	—	1
Translation Differences	(32)	(10)	(51)	(93)
Total depreciation and amortization at 30/06/2026	(1,448)	(428)	(2,404)	(4,280)
Impairment				
Additions	(1)	—	(21)	(22)
Disposals	—	—	1	1
Translation Differences	(1)	—	—	(1)
Total impairment at 30/06/2026	(49)	—	(28)	(77)
Total balance at 30/06/2026	**2,798**	**886**	**3,170**	**6,854**

As of 30 June 2026, and as part of the optimization of its global plasma network, the Group has recognized, in accordance with IAS 36, impairment losses associated with closure of 29 donor centers in the United States amounting to EUR 22 million (USD 26 million) in property, plant and equipment and intangible assets.

23

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process. The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio. The intangible assets acquired from Access Biologicals LLC mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals LLC and classified as acquired customer relationships. The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 30 June 2026, the residual useful life of currently marketed products is 14 years and 11 months (15 years and 11 months at 30 June 2025). The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear. The estimated useful life of the customer relationships acquired from Access Biologicals LLC is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear. At 30 June 2026 the Group has an amount of Euros 1,426 million as development costs in progress (Euros 1,494 million at 31 December 2025). This amount includes an amount of Euros 240 million as of 30 June 2026 (Euros 233 million as of 31 December 2025) corresponding to the ongoing research and development projects for products for neurodegenerative disorders and neuromuscular diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 785 million as of 30 June 2026 (Euros 895 million as of 31 December 2025) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). Property, plant and equipment under construction as of 30 June 2026 amount to Euros 842 million (Euros 726 million as of 31 December 2025) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, Ireland and Germany. The Group has recognized Euros 11 million as capitalized interest in the Consolidated Statements of Profit and Loss at 30 June 2026 (Euros 14 million at 30 June 2025). As of 30 June 2026, the Group has outstanding commitments for the acquisition of property, plant and equipment and intangible assets amounting to Euros 132 million. (8) Leases The composition of the balance related to leases at 30 June 2026 and 31 December 2025 is as follows: Right-of-use assets Millions of Euros 30/06/2026 31/12/2025 Land and buildings 866 916 Machinery 3 3 Computer equipment 6 3 Vehicles 11 10 886 932 Consolidated financial statements notes Director's Report 24

Lease liabilities Millions of Euros Reference 30/06/2026 31/12/2025 Non-current Note 14 928 969 Current Note 14 117 113 1,045 1,082 Movement for the period ended 30 June 2026, is included in note 7 "Other Intangible Assets, Rights of Use and Property, Plant and Equipment". The composition of lease liabilities as of 30 June 2026 and 31 December 2025 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: Millions of Euros 30/06/2026 31/12/2025 Maturity: Within one year 117 113 In the second year 113 108 In the third to fifth years 299 296 After the fifth year 1,121 1,196 1,650 1,713 Discounting effect (605) (631) Total lease liabilities 1,045 1,082 The amounts recognized in the consolidated income statement of profit or loss relating to lease contracts during the six-month periods ended 30 June 2026 and 2025 are as follows: Right-of-use depreciation Millions of Euros Six-Months Ended 30 June 2026 Six-Months Ended 30 June 2025 Buildings 36 39 Machinery 1 1 Computer equipment 1 — Vehicles 3 3 41 43 Millions of Euros Reference Six-Months Ended 30 June 2026 Six-Months Ended 30 June 2025 Finance lease expenses Note 16 27 29 27 29 Millions of Euros Six-Months Ended 30 June 2026 Six-Months Ended 30 June 2025 Expenses related to low-value contracts 8 8 Other operating lease expenses 14 13 22 21 Consolidated financial statements notes Director's Report 25

GRIFOLS | Consolidated financial statements | notes | Director's Report

At 30 June 2026, the Group has paid a total of Euros 60 million related to lease contracts (Euros 61 million at 30 June 2025).

The total amount recognized in the consolidated balance sheet corresponds to lease contracts in which the Group is the lessee.

(9) Equity-Accounted Investees and Joint Business

Movement in the investments in equity-accounted investees for the year ended 30 June 2026 is as follows:

				Millions of Euros
				2026
	Equity accounted investees with similar activity to that of the Group			
	Grifols Egypt Plasma Derivatives	**BioDarou P.J.S. Co.**	**Grifols Canada Plasma Corporation**	**Total**
Balance at January 1	**76**	**2**	**19**	**97**
Contributions	19	—	—	19
Share of profit / (losses)	—	—	(1)	(1)
Share of other comprehensive income / translation differences	4	—	—	4
Transfers	—	(2)	—	(2)
Balance at June 30	**99**	**—**	**18**	**117**

The main movements of the entities valued by the equity method with activity similar to that of the Group are explained below:

Grifols Canada Plasma Corporation

On November 1, 2025, the Group acquired 50.10% of the share capital of Canadian Plasma Resources Corporation (CPR), a private Canadian company engaged in plasma collection for the manufacture of plasma-derived therapies. The transaction was executed through the subscription of new shares for an approximate amount of Canadian Dollars 27 million (Euros 19 million), including costs directly attributable to the transaction. After the transaction, the company has been renamed Grifols Canada Plasma Corporation

Nevertheless, notwithstanding the majority shareholding acquired, the governance structure and the contractual arrangements in place restrict Grifols' ability to control Grifols Canada Plasma Corporation In particular:

- Governance structure and direction of relevant activities: The shareholders' agreements establish that the management and direction of the relevant activities of Grifols Canada Plasma Corporation correspond to the Sole Director, who is appointed by the block of shareholders that existed prior to the transaction. The Sole Director holds full decision-making authority over operating activities—including the approval of the business plan, the annual budget, the dividend policy, and the direction of operations—without any contractual mechanisms requiring such decisions to be submitted to Grifols for approval.

- Absence of substantive rights to appoint or remove the governing body: Grifols does not hold substantive rights enabling it to unilaterally appoint, dismiss, or replace the Sole Director, nor to directly or indirectly direct key decisions relating to the relevant activities. Its ability to intervene is limited to exceptional situations of a regulatory or severe reputational nature.

- Protective rights: Grifols holds only protective rights over certain extraordinary or structural decisions (e.g., amendments to the bylaws, changes to the corporate purpose, issuance of capital instruments, significant corporate transactions, or the creation of subsidiaries). These rights are intended to safeguard Grifols' investment and do not confer the power to direct the relevant activities of the entity.

- Absence of veto rights or alternative control mechanisms: There are no additional contractual arrangements granting Grifols the ability to veto ordinary management decisions, nor mechanisms that alter the allocation of decision-making power as defined in the governance structure.

26

• Joint bodies with an advisory role: The agreement provides for the existence of joint committees of a technical or quality-related nature, whose role is exclusively advisory or supervisory. These committees do not have decision-making powers or binding authority over management, and therefore do not affect the assessment of control. • Call and put options not exercisable at the closing date: The agreement includes a call option in favor of Grifols and a put option exercisable by the pre-existing shareholders. However, neither option is exercisable as of the closing date, and therefore they do not give rise to potential voting rights to be considered in the control assessment. Consequently, even though Grifols holds a majority interest in the share capital, it does not have power over the relevant activities, cannot unilaterally direct the financial and operating policies, and does not control the governing bodies. Therefore, the investment in Grifols Canada Plasma Corporation is accounted for using the equity method, as Grifols has the ability to exercise significant influence over decisions relating to financial and operating policies. As part of the acquisition agreement, the Group, through GWWO, has granted a loan to support the entity’s operating needs and facilitate its transition. The initial amount of the loan was Canadian Dollar 2 million, disbursed in November 2025, and may increase progressively based on the level of operating activity. As of 30 June 2026, the outstanding balance amounted to Canadian Dollar 7 million (Euros 4 million). (See Note 10 and Note 23). Grifols Egypt for Plasma Derivatives (S.A.E.) On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help building a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 37 million (equivalent to Euros 30 million at the date of integration), and in exchange received Grifols Egypt for Plasma Derivatives (S.A.E.) shares representing 49% of its share capital. The Company committed to making further contributions until the share capital of Grifols Egypt for Plasma Derivatives reached US dollars 300 million and as capital requirements were approved. On 18 February 18 2026, the Board of Directors of Grifols Egypt for Plasma Derivatives approved an increase in share capital from US Dollars 300 million to US Dollars 500 million, within the limits of the authorized share capital. During the six-month period ended 30 June 2026, the Group made a further capital contribution of US Dollars 22 million (US Dollars 22 million in 2025, 2023 and 2022, and US Dollars 44 million in 2024), representing 49% of the capital increases carried out. As a result, total capital contributions made by the Group to the Company as of 30 June 2026 amount to US Dollars 169 million, representing 49% of its share capital, which totals US Dollars 345 million. Under the planned investment program, the Group has committed to making additional contributions amounting to US Dollars 22 million in 2026, US Dollars 39 million in 2027 and US Dollars 15 million in 2028. BioDarou P.J.S. Co. On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of Biotest GmbH & Co. KGaA. This company is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method. The company's goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran. In 2026, the Group decided to initiate a divestment process of its indirect interest in BioDarou P.J.S. Co. As a result, this investment has been classified as a non-current asset held for sale. Consolidated financial statements notes Director's Report 27

GRIFOLS | Consolidated financial statements | notes | Director's Report

(10) Financial Assets

The composition of non-current financial assets in the consolidated balance sheet at 30 June 2026 and 31 December 2025 is as follows:

			Millions of Euros
	Reference	**30/06/2026**	**31/12/2025**
Other non-current investments		253	339
Total Non-current financial assets measured at fair value		**253**	**339**
Non-current guarantee deposits		18	16
Other non-current financial assets		32	24
Non-current loans	(a)	12	133
Total Non-current financial assets measured at amortized cost		**62**	**173**

In "Non-current guarantee deposits", there are long-term deposits with related parties that amount Euros 1 million at 30 June 2026 (Euros 1 million at 31 December 2025) (note 23). Additionally, as of 30 June 2026 and 31 December 2025, the balance also includes a pledged deposit amounting to 10 million US dollars, provided in connection with the guarantee granted by the Group to its associate Grifols Egypt for Plasma Derivatives S.A.E. for a total amount of 50 million US dollars, linked to a financing agreement entered into by that entity with a financial institution (see Note 23).

"Other non-current investments" includes the investment in the 6.58% interest in SRAAS shares. This investment is considered a financial asset measured at fair value with changes in 'Other Comprehensive Income of financial investments' whose fair value at has been calculated on the basis of the SRAAS share price (CNY 4,43 per share at 30 June 2026 and CNY 6.34 per share at 31 December 2025) totalling Euros 249 million at 30 June 2026 (Euros 336 million at 31 December 2025) recognizing a loss under the heading of other consolidated comprehensive income of Euros 87 million net of tax (Euros 80 million at 31 December 2025).

Details of current financial assets on the consolidated balance sheet at 30 June 2026 and 31 December 2025 are as follows:

			Millions of Euros
	Reference	**30/06/2026**	**31/12/2025**
Current derivatives	Note 22	9	—
Total current financial assets measured at fair value		**9**	**—**

			Millions of Euros
	Reference	**30/06/26**	**31/12/2025**
Deposits and guarantees		17	1
Other current financial assets		7	23
Current loans	(a)	167	12
Total current financial assets measured at amortized cost		**191**	**36**

a) Non-current and current loans

Details of non-current and current loans are as follows:

			Millions of Euros
	Reference	**30/06/2026**	**31/12/2025**
Loans to associated parties	Note 9	4	2
Loans to related parties	Note 23	167	135
Loans to third parties		8	8
Total current and non-current loans		**179**	**145**

28

GRIFOLS | Consolidated financial statements | notes | Director's Report

"Loans to related parties" includes an amount of Euros 35 million (Euros 11 million as of 31 December 2025) corresponding to the open balance of the cash pooling that Haema GmbH and BPC Plasma, Inc. have with Scranton Plasma B.V. (note 23). These balances mature date being 2027, these have been classified in the short term as their recovery is expected with the compensation of dividends by Scranton Plasma B.V. expected during this year. In 2025, Haema Gmbh and BPC Plasma Inc distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating "Loans to related parties" amounted Euros 87 and 26 million respectively. The distribution had an impact against the Group's non-controlling interests reserves. No dividend distribution has occurred in 2026.

Additionally, this caption includes the loan granted to Scranton Enterprises BV by the Group in connection with the payment related to the sale of the shareholdings in BPC Plasma, Inc. and Haema, GmbH (Note 21). The initial amount totalled USD 95 million (EUR 87 million) with a due date 28th December 2026, extendable to 28th June 2027. Furthermore, in 2023 an additional EUR 15 million was drawn under the same terms as the initial loan. As of 31 December 2025, the loan was presented as non-current but as of 30 June 2026, it has been reclassified to current upon reaching its expected maturity. At that date, the carrying amount totals 132 million euros, including accrued and capitalized interest to date (Eur 124 million as of 31 December 2025).

In connection with the acquisition agreement of Grifols Canada Plasma Corporation, the Group has granted a loan amounting to 7 million Canadian dollars (Euros 4 million) (see Note 9).

(11) Trade and Other Receivables

During 2026 and 2025, the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.
These contracts have been considered as non-recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet.

The finance cost of the receivables sold amounted to Euros 8 Million for the six-month period ended 30 June 2026 and is recognized under "Finance costs" in the consolidated statement of profit and loss (Euros 6 Million for the six-month period ended 30 June 2025) (see note 16).

The volume of net invoices that have been sold without recourse to various financial institutions which would not have been collected as of 30 June 2026, totals Euros 403 million (Euros 325 million at 31 December 2025).

Details of balances with related parties are shown in note 23.

(12) Cash and Cash Equivalents

The composition of this item in the consolidated balance sheet at 30 June 2026 and 31 December 2025 is as follows:

		Millions of Euros
	30/06/2026	**31/12/2025**
Short term deposits	5	8
Restricted cash	—	24
Cash in hand and at banks	508	793
Total cash and cash equivalents	**513**	**825**

As of 31 December 2025, an amount of Euros 24 million was held in a restricted bank account of the Group, over which the financial institution maintains an administrative operational limitation. This restriction does not affect the ownership of the cash nor alter its nature, but rather reflects internal authorization procedures inherent to standard banking operations. As of 30 June 2026 the aforementioned administrative operational limitation no longer exists; accordingly, the Group does not hold any restricted cash.

The Group continuously monitors its exposure to these restrictions and considers that they do not materially affect its overall liquidity or its ability to meet its short-term financial obligations.

29

(13) Equity The detail and movements in consolidated equity are set out in the condensed consolidated statement of changes in equity, which forms an integral part of this note to these condensed consolidated interim financial statements. a) Subscribed capital and share premium At 30 June 2026 and 31 December 2025, the Company’s share capital amounts to Euros 119,603,705 and consists of: ● Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. ● Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. b) Reserves The availability the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2026, an amount of Euros 32 million equivalent to the carrying amount of corresponding to the unamortized research and development expenses of certain Spanish companies (Euros 30 million at December 31, 2025) are, in accordance with applicable regulations, restricted reserves, which cannot be distributed until these development costs have been amortized. Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. As 30 June 2026 and 31 December 2025 the legal reserve of the Parent company amounts to Euros 24 million. Finally, the hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) to the consolidated annual accounts for the year ended 31 December 2025 for details. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 22. The Group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve. The movement in this caption of the consolidated balance sheet during the six-month period ended at 30 June 2026 is reflected in the consolidated statement of changes in equity. The most significant movements in the current year relate to an increase in the investment in Biotest GmbH & Co KGaA (note 3 and 21(e)). It had a negative impact on reserves, decreasing them by Euro 3 million. c) Treasury stock The movement of Class A treasury shares during the six-month period ended 30 June 2026 and 30 June 2025, is presented below. No. of Class A shares Millions of Euros Balance at 1 January 2026 3,778,222 86 Disposal Class A shares (5,489) — Balance at 30 June 2026 3,772,733 86 During the first half of 2026, the Group delivered 5,489 treasury stocks (Class A shares) to to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note Note 18). No. of Class A shares Millions of Euros Balance at 1 January 2025 3,944,430 90 Disposal Class A shares (100,000) (2) Balance at 30 June 2025 3,844,430 88 Consolidated financial statements notes Director's Report 30

GRIFOLS | Consolidated financial statements | notes | Director's Report

In March 2025, the Group delivered 100,000 treasury stocks (Class A shares) to an ex-employee as compensation under the Stock Incentive Plan 2025 (see see note Note 18).

During the six months ended 30 June 2026 and 2025, there was no movement in Class B treasury stock, with the number of shares amounting to 3,201,374 and a value of Euros 45 million for both periods.

d) Distribution of profits and dividends

The profits of Grifols, S.A. and subsidiaries are applied as approved at the respective General Shareholders' Meetings and the proposed distribution of profit for the year ended 31 December 2025 is presented as part of the consolidated statement of changes in equity.

The distribution of profit approved out of the results for the year ended 31 December 2025 was as follows:

	% of par value	Euros per share	Millions of Euros
Ordinary shares	92 %	0.23	98
Non-voting shares	460 %	0.23	60
Non-voting shares (Preferred Dividend)	20 %	0.01	3
Total Dividends Paid			**161**

Of the total approved amount of Euros 161 million, the Company distributed Euros 102 million on 13 August 2025 as an interim dividend on account of the 2025 profit, pursuant to the resolution of the Board of Directors dated 28 July 2025.

The remaining Euros 59 million was settled after the reporting date, on 2 July 2026. Accordingly, no cash outflow for dividends occurred during the six-month period ended 30 June 2026, as reflected in the consolidated statement of cash flows. No dividends were paid during the six-month period ended 30 June 2025.

e) Non-controlling interests

Details of non-controlling interests and movement at 30 June 2026 are as follows:

						Millions of Euros
	Reference	Balance at 31/12/2025	Additions	Acquisitions of non-controlling interests	Translation differences	Balance at 30/06/2026
Grifols (Thailand) Pte Ltd		5	—	—	—	5
Araclon Biotech, S.A.		1	—	—	—	1
Haema GmbH		184	6	—	—	190
BPC Plasma, Inc		141	14	—	5	160
Grifols Diagnostics Solutions Inc.		1,781	32	—	57	1,870
Plasmavita Healthcare		19	4	—	—	23
Albimmune SL		(3)	—	—	—	(3)
Biotest GmbH & Co. KGaA	Note 13 (b) and 21	204	(12)	(4)	—	188
		2,332	**44**	**(4)**	**62**	**2,434**

f) Significant shareholders

The most significant shareholdings in the share capital of Grifols, S.A. as of 30 June 2026, according to publicly available information or communication made to the Company, are as follows:

31

GRIFOLS | Consolidated financial statements | notes | Director's Report

Name or company name of shareholder	% of voting rights attached to the shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
BlackRock, Inc.	— %	0.72 %	— %	2.30 %	3.02 %
Deria, S.L.	15.20 %	— %	— %	— %	15.20 %
The Goldman Sachs Group, INC	— %	0.22 %	— %	4.40 %	4.62 %
Fidelity International Limited	— %	0.68 %	— %	0.35 %	1.03 %
Flat Footed LLC.	— %	5.39 %	— %	— %	5.39 %
Mason Capital Master Fund L.P.	— %	3.17 %	— %	— %	3.17 %
Ponder Trade, S.L.	7.09 %	— %	— %	— %	7.09 %
Morgan Stanley	— %	0.05 %	— %	5.92 %	5.97 %
Scranton Enterprises, B.V.	8.40 %	— %	— %	— %	8.40 %
Armistice Capital Master Fund Ltd	1.06 %	— %	— %	— %	1.06 %

(14) Financial Liabilities

Details of financial liabilities at 30 June 2026 and 31 December 2025 are as follows:

			Millions of Euros
Financial liabilities	**Reference**	**30/06/2026**	**31/12/2025**
Non-current bonds	(a)	4,119	5,340
Senior secured debt	(b)	2,983	2,186
Other loans	(b)	351	32
Other non-current financial liabilities	(d)	709	732
Non-current financial derivatives	Note 22	2	1
Non-current lease liabilities	Note 8	928	969
Loan transaction costs		(284)	(169)
Total non-current financial liabilities		**8,808**	**9,091**
Current bonds	(a)	125	127
Senior secured debt	(b)	56	23
Other loans	(b)	125	137
Other current financial liabilities	(d)	126	149
Current financial derivatives	Note 22	2	4
Current lease liabilities	Note 8	117	113
Loan transaction costs		(3)	(1)
Total current financial liabilities		**548**	**552**

32

GRIFOLS | Consolidated financial statements | notes | Director's Report

a) Senior Notes

Detail of Senior Notes at 30 June 2026 is as follows:

	Issuance date	Company	Nominal value	Currency	Annual coupon	Maturity
						Millons of Euros
Unsecured senior notes	5/10/2021	Grifols, S.A.	1,400	Euros	3.875 %	2028
	5/10/2021	Grifols, S.A.	705	US Dollars	4.750 %	2028
Secured senior notes	30/4/2024	Grifols, S.A.	500	Euros	7.500 %	2030
	4/6/2024		300			
	19/12/2024	Grifols, S.A.	1,300	Euros	7.125 %	2030

All senior notes are listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

Details of movement in the Senior Notes at 30 June 2026 are as follows:

Millions of Euros	Operating outstanding balance at 01/01/2026	Issuance	Cancellation	Exchange differences	Operating outstanding balance at 30/06/2026
Senior secured corporate notes 2019	740	—	(740)	—	—
Senior unsecured corporate notes Euros 2021	1,400	—	—	—	1,400
Senior unsecured corporate notes US Dollars 2021	600	—	—	19	619
Senior secured corporate notes 2024	2,600	—	(500)	—	2,100
	5,340	—	(1,240)	19	4,119

Early redemption of senior secured notes

On April 14, 2026, the Company successfully completed a new financing agreement structured as a Term Loan B (TLB), together with a revolving credit facility. The proceeds were used to fully refinance the 2027 debt maturities, including the cancellation of the EUR 740 million senior secured notes issued in 2019 and maturing in 2027. This transaction resulted in a EUR 13 million impact on financial results related to deferred financing costs (see Note 16).

In addition, in May 2026, the Company completed the early redemption of EUR 500 million of its 7.5% Senior Secured Notes due 2030. The impact of this transaction on financial results amounted to EUR 32 million, consisting of EUR 12 million related to the acceleration of the amortization of deferred financing costs upon the early extinguishment of the debt and EUR 20 million of early redemption fees (see Note 16). This transaction reduced higher-cost debt and is part of the Group's strategy to lower cash interest costs and strengthen its capital structure.

The total principal plus interest payable on the senior notes is as follows:

	Principal + Interest in Millions of Euros	
	Senior Unsecured Notes	Senior Secured Notes
Maturity		
2026	42	76
2027	84	153
2028	2,088	153
2029	—	153
2030	—	2,164
Total	**2,214**	**2,699**

33

GRIFOLS | Consolidated financial statements | notes | Director's Report

b) Loans and borrowings

On April 14, 2026, the Group completed the refinancing of its senior secured credit facilities originally entered into on 15 November 2019 (as subsequently amended, inducing the most recent amendment in February 2025, including the senior revolving facility included therein), which were due to mature in 2027, through a new Credit Agreement for approximately USD 5.3 billion (EUR 4.5 million at the date of the transaction) (the "new Credit Agreement")

The new Credit Agreement consists of a Term Loan B tranche in an amount of USD 2,000 million (the "Dollar Term Loan B"), a Term Loan B tranche in an amount of EUR 1,250 million (the "Euro Term Loan B"), and a revolving credit facility with a maximum available amount of USD 2,065 million (the "Revolving Credit Facility" or "RCF").

The Dollar Term Loan B and the Euro Term Loan B have a seven-year maturity (i.e., April 14, 2033), while the RCF has a six-and-a-half-year maturity (i.e., October 14, 2032), subject to an earlier springing maturity date falling 91 days prior to the scheduled maturity of any Material Indebtedness (as defined in the new Credit Agreement) if certain conditions are met at that time.

The proceeds obtained were used to refinance the following instruments:

- TLB tranches in euros and U.S. dollars with nominal amounts of EUR 857 million and USD 1,575 million, respectively, originally maturing in November 2027;
- Revolving credit facility (RCF) in an amount of USD 938 million, undrawn at the refinancing date;
- Senior secured notes with a nominal amount of EUR 740 million, originally maturing in November 2027 and cancelled with the proceeds of the refinancing.

Term Loan B (TLB)

The Term Loan B is structured in two tranches —one denominated in U.S. dollars and the other in euros— whose main terms and conditions following the refinancing are summarized below:

Dollar Term Loan B	Previous terms	New terms
Nominal amount	USD 1,575 million	USD 2,000 million
Maturity	November 2027	April 2033
Interest rate	Applicable margin of 200 basis points (bps) over SOFR	Applicable margin of 250 bps over SOFR (*)
Amortization profile	"Quasi-bullet"	"Quasi-bullet"

Euro Term Loan B	Previous terms	New terms
Nominal amount	EUR 857 million	EUR 1,250 million
Maturity	November 2027	April 2033
Interest rate	Applicable margin of 225 basis points (bps) over Euribor	Applicable margin of 300 bps over Euribor (*)
Amortization profile	"Quasi-bullet"	"Bullet"

(*) The applicable margin will decrease by 25 basis points (0.25%) as the Consolidated Total Net Leverage Ratio declines.

In accordance with IFRS 9, the Group assessed whether the revised terms of its financial liabilities resulted in a substantial modification of the original contractual terms. For this purpose, it performed the quantitative 10% test by comparing the present value of the cash flows under the revised terms—including fees paid net of fees received and discounted using the original effective interest rate—with the present value of the remaining cash flows of the original liability. The Group also considered certain qualitative factors, such as changes in currency, interest rate basis (fixed versus floating), guarantees, or lenders.

Based on the quantitative and qualitative analyses performed, the Group concluded that the terms of the new Credit Agreement are not substantially different from those of the previous agreement. Accordingly, the refinancing transaction was accounted for as a modification of the existing financial liability, without resulting in derecognition. The Group therefore recognized in profit or loss the effect of the modification, determined as the difference between the original contractual cash flows and the modified cash flows, discounted using the original effective interest rate.

The application of the foregoing accounting treatment resulted in the following effects: the Group recognized a gain of EUR 109 million within the line item "Finance Result" in the consolidated statement of profit or loss for the period (see Note 16). In addition, the fees and commissions incurred in the transaction — USD 36 million related to the Dollar Term Loan B and EUR 17 million related to the Euro Term Loan B — were added to the carrying amount of the liability and are amortized over its remaining life using the effective interest method.

34

GRIFOLS | Consolidated financial statements | notes | Director's Report

As of 30 June 2026, the Group had repaid EUR 5 million of the Dollar Term Loan B. The maturity schedule of both tranches is as follows:

	US Tranche B			Tranche B in Euros	
	Currency	**Principal in Milions of US Dollars**	**Principal in Milions of Euros**	**Currency**	**Principal in Milions of Euros**
Maturity					
2026	US Dollars	10	9	Euros	—
2027	US Dollars	20	18	Euros	—
2028	US Dollars	20	18	Euros	—
2029	US Dollars	20	18	Euros	—
2030	US Dollars	20	17	Euros	—
2031 and thereafter	US Dollars	1,905	1,671	Euros	1,250
Total		1,995	1,751		1,250

The total principal plus interest of Tranche B of the senior debt by maturity is as follows:

	Millions of Euros
	Tranche B Senior Loan
Maturity	
2026	105
2027	194
2028	187
2029	186
2030	186
2031 and thereafter	3,335
Total	**4,193**

Current bank borrowings include accrued interest of Euros 42 million at 30 June 2026 (Euros 13 million at 31 December 2025).

Revolving credit facility

As part of the refinancing process, the Group maintains a Revolving Credit Facility intended to cover operating and working capital needs. The main terms agreed upon following the refinancing are summarized below:

RCF	**Previous terms**	**New terms**
Nominal amount	USD 938 million	USD 2,065 million
Maturity	May 2027	October 2032 (**)
Interest rate	Applicable margin of 300 basis points (bps) over SOFR	Applicable margin of 200 bps over SOFR (*)

(*) The applicable margin will decrease by 25 basis points (0.25%) as the Consolidated Total Net Leverage Ratio declines.
(**) Subject to an earlier springing maturity date falling 91 days prior to the scheduled maturity of any Material Indebtedness (as defined in the new Credit Agreement) if certain conditions are met at that time.

Drawdowns under the Revolving Credit Facility may be made and repaid freely until maturity, and the movements for the period are as follows:

	Millions of Euros	
	30/06/2026	**31/12/2025**
Drawn opening balance	—	—
Drawdowns	787	1,276
Repayments	(445)	(1,277)
Translation differences	9	1
Drawn closing balance	351	—

35

Other secured debt Between 2015 and 2018, the Group arranged three non-current loans with the European Investment Bank totaling Euros 270 million to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 30 June 2026, they have been fully repaid. As of 31 December 2025, the carrying amount of the loans obtained from the European Investment Bank amounted to Euros 53 million. c) Covenants Restricted Covenants The outstanding notes issuances and the Credit Agreement include customary restricted covenants, including the ones indicated below (albeit the Credit Agreement includes some further exceptions to such restrictions, that make them more flexible compared to those included in the original 2019 Credit Agreement): • Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets and (iv) restrictions on sales of material assets, including a prohibition of sales on Grifols Shared Services North America, Inc. and its subsidiaries. • Customary events of default. • Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt. • Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5. • Customary changes of control protection; which, if triggered, will result in the need to repay or refinance the Group's senior indebtedness represented by the Credit Agreement and the Senior Notes. Likewise, both the Grifols bond issuances and the Credit Agreement include a recurring financial obligation requiring certain subsidiaries of the Group to accede to the Credit Agreement and the bond issuances as personal guarantors, such that the EBITDA of the borrower/issuer, together with that of the guarantors, represents at least 60% of the Consolidated Adjusted EBITDA of the entire Group. The guarantor entities are Grifols International Services Designated Activity Company, Grifols International Services USA Inc., Grifols S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH. In this regard, the Group periodically monitors compliance with this percentage and, as of 30 June 2026 and 31 December 2025, it stood at 76% and 77%, respectively. Additionally, and as it already happened with the 2019 Credit Agreement, the Credit Agreement includes as its sole recurring financial covenant the maximum Consolidated Total Net Leverage Ratio, calculated as the ratio between Consolidated Total Net Debt to Consolidated Adjusted EBITDA for the four most recent completed fiscal quarters, in both cases calculated in accordance with the terms of the Credit Agreement. The value of this Consolidated Total Net Leverage Ratio may not exceed 7.00:1.00, but compliance will only be required if, on the last day of the relevant fiscal quarter, the amount drawn under the RCF of the Credit Agreement exceeds 40% of the total amount of the RCF. As of 30 June 2026 and 31 December 2025, the RCF had not been drawn by more than 40% of the total amount of the RCF, hence the covenant compliance clause relating to the Consolidated Total Net Leverage Ratio was not applicable. Pursuant to the terms of our debt instruments and subject to certain conditions, these restrictive covenants may be amended and any related defaults may be waived with the requisite consent of noteholders or the lenders under our Credit Agreement, as applicable. As of 30 June 2026 and 31 December 2025, the Group is in compliance with the customary restricted covenants included in the financing agreements. d) Other financial liabilities At 30 June 2026, "Other non-current and current financial liabilities" include mainly an amount of Euros 686 million (Euros 738 million at 31 December 2025) related to the agreement with GIC (Singapore sovereign wealth fund). At 30 June 2026, one share has been redeemed for an amount of US Dollars 52 million. Consolidated financial statements notes Director's Report 36

(15) Expenses by Nature A breakdown of the amortization/depreciation expenses by function is as follow: Millions of Euros Six-months period ended 30 June 2026 Six-months period ended 30 June 2025 Cost of sales 132 139 Research and development 28 27 Selling, general & administration expenses 51 53 211 219 Moreover, a breakdown of personnel expenses by function is as follows: Millions of Euros Six-months period ended 30 June 2026 Six-months period ended 30 June 2025 Cost of sales 729 731 Research and development 97 97 Selling, general & administration expenses 264 269 1,090 1,097 On 24 April 2026, the Group announced the launch of a comprehensive operational optimization plan aimed at improving efficiency and generating significant and sustainable cost savings. As part of this plan, the Group approved the closure of 29 plasma collection centers in the United States, as well as the consolidation of activities into higher-performing centers. As of 30 June 2026, the Group recognized a restructuring expense amounting to approximately 47 million euros, recorded in the consolidated statement of profit or loss mainly corresponding to the impairment of assets and to personnel expenses. Consolidated financial statements notes Director's Report 37

(16) Finance Result Details are as follows: Millions of Euros Reference Six-months period ended 30 June 2026 Six-months period ended 30 June 2025 Finance income 120 20 Finance costs from Senior Unsecured Notes (190) (158) Finance costs from senior debt (82) (82) Finance costs from other financial liabilities (30) (34) Capitalized interest 11 14 Finance lease expenses Note 8 (27) (29) Other finance costs (15) (24) Finance costs (333) (313) Financial cost of sale of trade receivables Note 11 (8) (6) Change in fair value of financial instruments 10 39 Exchange differences (7) (52) Finance Result (218) (312) On April 14, 2026, the Group completed the refinancing process of its secured senior debt, whose original maturity had been set for November 15, 2027 (see Note 14.). As a consequence of this transaction, and in accordance with the requirements of IFRS 9 regarding the modification and derecognition of financial liabilities, the Group has recognized in the Financial Result line of the income statement: • a financial income of EUR 109 million, arising from the outcome of the 10% Test applied under IFRS 9, upon concluding that the modification of the agreement does not result in the derecognition of the previous financial liability; • a financial expense of EUR 13 million, corresponding to the unamortized balance of financing costs associated with the early cancellation of the secured senior notes with a nominal amount of EUR 740 million, originally maturing in November 2027; • a financial expense of EUR 32 million, related to the unamortized balance of financing costs (EUR 12 million) and the early redemption penalties (“Early Redemption Fees”, EUR 20 million) arising from the partial repayment of EUR 500 million of the secured senior notes maturing in 2030. (17) Pension Plans and Other Benefit Plans The Group offers certain employees pension plans and other long-term benefits. These plans include both defined contribution plans, under which the Group’s obligations are limited to making periodic contributions and do not impact the balance sheet, and defined benefit plans, which involve future commitments and are recognized on the balance sheet as employee benefit liabilities. Obligations arising from defined benefit plans are calculated using actuarial methods and updated annually. Contributions to defined contribution plans are recorded as an expense in the period in which they accrue. a) Defined Contribution Plans For defined contribution plans, the Group is responsible for making a previously agreed contribution and does not assume any additional obligation or commitment beyond the agreed contribution. The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for the six month period until 30 June 2026 has amounted to Euros 1 million (Euros 1 million as of 30 June 2025). Consolidated financial statements notes Director's Report 38

GRIFOLS | Consolidated financial statements | notes | Director's Report

Additionally, the Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 20 million as of 30 June 2026 (US Dollars 19 million as of June 30, 2025).

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

b) Defined Benefit Plans

The Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees' length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries

(18) Employee Benefits

Equity-settled share-based payment plan

In May 2023, the Board of Directors approved a to propose to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries.

The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share.

As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	916,000	3.05
2027	1,380,000	2.85

Additionally, at the Annual General Shareholders' Meeting held on June 16, 2023, a special remuneration plan linked to the share price and settled in equity instruments was approved for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024 and 2025.

Settlement date	Number of shares assigned	Unit fair value (Euros)
31/12/2026	700,000	1.08
31/12/2026	270,000	2.19

On June 5, 2025, the Annual General Shareholders' Meeting approved, as an extraordinary measure and with the aim of correcting an inconsistency for equity reasons, the adjustment of the exercise price of the options from Euros 12.84 to Euros 8.96 per Class A share.

The recognized amount in Equity as of 30 June 2026 amounts to Euros 7000000 Million (Euros 6 Million at 31 December 2025).

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries.

39

The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. In May 2025, 50% of the RSUs granted were settled, amounting to Euros 2 million. At 30 June 2026, the total accumulated amount is Euros 2 million classified in the heading “Other current liabilities” (Euros 2 million as of 31 December 2025 classified in the long-term in the heading "Provisions"). The amount recognized in the Consolidated Statement of Profit and Loss as of 30 June 2026 is not material (Euros 1 million as of 30 June 2025). Settlement date Number of RSUs assigned Unit fair value (Euros) 2027 248,750 8.51 Fidelity programs addressed to management In 2024, the Group has signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system. In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement. Each beneficiary must have been continuously employed by Grifols until the settlement date. As of 30 June 2026, the accumulated total amounts to Euros 6 million (Euros 4 million as of 31 December 2025). Stock Incentive Plan On 5 June 2025, the Annual General Shareholders' Meeting approved the 2025 Stock Incentive Plan - a long-term variable compensation plan - to be offered on a discretionary basis to members of the senior management team and other key employees of the Group. The purpose of the plan is to align the interests of the beneficiaries with those of the shareholders and to support the long-term success of the company by promoting sustainable value creation, retaining key talent, and aligning with market standards. The potential beneficiary group includes approximately 46 individuals, of whom 11 are senior executives. Neither the CEO nor the CFO will be beneficiaries of the Plan. The plan has a three-year vesting period, which began on April 29, 2025, and will be settled in Class A shares within a reasonable period after the completion of such vesting period. Senior executives will receive 100% of their award in the form of performance shares, while the remaining participants will receive 65% in performance shares and 35% in fidelity shares. The maximum number of shares to be delivered is 986,656, subject to the achievement of specific targets. For senior executives, 100% of the vesting of performance shares will depend on the relative Total Shareholders Return (TSR) compared to a predefined peer group. The plan includes performance thresholds and payout curves for deliveries ranging from 0% to 150% of the target, depending on the level of achievement of the performance criteria. The amount recognized in equity as of 30 June 2026 amounts to Euros 6 million (Euros 3 million as of 31 December 2025). Other obligations with personnel In the event that control is taken of the Company, the Group has agreements with 28 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from one to five years’ salary. In addition, the share-based remuneration plans maintained by the Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements. The Group has contracts with 21 executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Consolidated financial statements notes Director's Report 40

(19) Taxation For the calculation of the income tax accrued in this period, the tax rate that would be applicable to the total expected profit for the year has been used, so that the tax expense for the interim period will be the result of applying the weighted average annual effective tax rate to the profit before tax for the interim period. The Group's consolidated effective tax rate is 24%, excluding the effect of Biotest, for the six-month period ended 30 June 2026 and 27% for the six-month period ended 30 June 2025. Years open to inspection As established by current legislation, taxes cannot be considered definitively settled until the returns have been audited by the tax authorities, or the statute of limitations has elapsed. The Group is currently undergoing the following tax audits: • Certain companies of the Group domiciled in Spain were subject to an audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016. On 8 November 2021, the Group agreed to the resulting assessments ("conformidad"). It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to audit. Moreover and since these assessments have resulted in an adjustment in the allocation of taxable income between different jurisdictions and in light of their effect on the Group's Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits of associated enterprises. As of 30 June 2026, the Group has recognized a current tax asset of Euro 18 million in relation to this matter (Euro 18 million as of 31 December 2025). • Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018. The focus of the audit by the US Internal Revenue Service ("IRS") is an intercompany intangible licensing transaction and the income generated in the United States from this transaction. The IRS is finalizing a proposed adjustment related to this issue. The Group believes that its transfer pricing position with respect to this intercompany transaction reflected in the originally filed tax returns is robust and that it has meritorious defences to any IRS proposed adjustment. In accordance with U.S. tax law, any future tax assessment issued by the IRS (which would include interest running from the filing due date of the original returns) would not give rise to a payment obligation until the taxpayer has exhausted the administrative alternatives that are available to challenge an IRS proposed adjustment (including competent authority proceedings and certain judicial proceedings). In general, the Group strives to resolve open matters with each tax authority at examination level and may either reach an agreement with a tax authority at any time in the process or later decide to challenge any assessments raised. In any case, the Group reserves its right to file all relevant appeals and claims (both domestic and international) necessary to defend its interests. • Certain Group companies domiciled in Spain are currently under audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income tax for the years 2018 and 2019. The Group disagreed to the corresponding assessment proposals ("disconformidad") and has received the corresponding final assessments, which have been appealed. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings. As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach, interrelated with the items under review by the IRS and affecting different jurisdictions in which the Group operates. In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses. In this last case, the Group's position has been partially upheld in a ruling by the Spanish Central Administrative Tribunal ("Tribunal Económico-Administrativo Central") on 16 December 2025. In order to better protect its interests, the Group has nevertheless filed an appeal before the Courts on 25 February 2026. Consolidated financial statements notes Director's Report 41

• On 2 and 5 June 2025, certain companies of the Group domiciled in Spain were notified of tax audits in relation to Corporate Income Tax for years 2020 to 2023, Value Added Tax and certain Personal Income Tax and Non-Resident Income Tax withholdings for years 2021 to 2023. These proceedings are currently on-going. The net tax provision included in the group's Financial Statements to cover the worldwide exposure to uncertain tax treatments at June 30, 2026 is Euros 203 million (Euros 180 million as of December 31, 2025). This provision is included under the caption “other creditors” ("Other public entities") in the consolidated balance sheet. Additionally, the Group has granted a real estate security interest over certain real estate property, with a carrying value of 80 million euros, in order to secure any potential payments of taxes relating to the audit proceedings referred to above. Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments that are estimated using either the most likely amount method or the expected value method and depend on the Group's assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future depending on the progress of the review procedures by the Tax Authorities and the extent to which such procedures have been concluded. It may also be affected by the progress of ongoing claims and international procedures, which could result in the refund of taxes already paid under previously established settlements. Likewise, the assessment may vary due to changes in legal provisions or their interpretation, including the expiration of the corresponding statutory limitation periods. Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities' approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group's position on all its transfer pricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries. Timing of cash flows As highlighted above, the Group is currently under tax audit in several countries and the timing of any resolution of these audits is uncertain. It is anticipated that tax payments may be required in relation to ongoing tax audits in the coming years in the various jurisdictions in which the Group operates and that, despite the fact that the issues in these audits are interrelated, these may occur in consolidated cash flows as they may affect different time periods. The Group, nevertheless, considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolved. Minimum taxation (Pillar2 OECD) The Inclusive Framework on Base Erosion and Profit Shifting (BEPS) of the Organisation for Economic Co-operation and Development (OECD)/G20 addresses the tax challenges arising from the digitalisation of the global economy. The Global Model Rules against Base Erosion (Pillar 2 rules) apply to multinational enterprises (MNEs) with annual revenues exceeding €750 million according to their consolidated financial statements. On 23 May 2023, the International Accounting Standards Board issued the Model Rules for Pillar Two of the International Tax Reform – Amendments to IAS 12 (the Amendments). The Amendments clarify that IAS 12 applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar 2 model rules published by the OECD, including tax legislation that implements a mechanism (QDMTT) to allow the top-up tax to be collected in the jurisdiction of the subsidiary rather than the jurisdiction of the ultimate parent of the group. The Group has adopted these amendments, which introduce: • A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar 2 model rules. • Disclosure requirements for affected entities to help better understand an entity's exposure to Pillar 2 income taxes arising from such legislation. Pillar 2 rules have been adopted in numerous jurisdictions in which the group operates, including, significantly, in European Union jurisdictions such as Spain. In accordance with these rules, the Group is considered a multinational enterprise to which Pillar 2 rules will apply. The Group has assessed its potential exposure to Pillar 2 income taxes based on the 2025 country-by-country reports and the financial information of the Group's constituent entities as of 30 June 2026 and has confirmed that there are no material Pillar 2 tax liabilities in the jurisdictions where the Group operates.. Consolidated financial statements notes Director's Report 42

The Group continues to monitor legislative developments in Pillar 2 and is complying with the corresponding Pillar 2 obligations due in 2026.. (20) Discontinued Operations During the six-month period ended 30 June 2026, and 30 June 2025, the Group has not discontinued any operations. (21) Commitments and Contingencies a) Guarantees Grifols is required to provide certain guarantees in the ordinary course of its business activities, as well as securities related to bids and contractual commitments. It is not expected that any additional liability will arise from these guarantees and sureties in the accompanying consolidated financial statements. b) Guarantees comitted with third parties Grifols, through Grifols Shared Services North America, Inc., acts as guarantor of two lease agreements for certain ImmunoTek plasma centers that are not related to the collaboration under Biotek America LLC. The Company maintains contractual commitments derived from its activity, which may involve the provision of guarantees and/or collaterals to third parties. Such guarantees are granted in accordance with the applicable contractual terms and include, among others, sureties, deposits or similar instruments. Additionally, the Group has significant guarantees extended to third parties described in note 14. c) Purchase commitments Purchase and Sale Option for Grifols Canada Plasma Corporation and Other Commitments After the acquisition, the company previously known as CPR has been renamed Grifols Canada Plasma Corporation (Note 10). The Group has formalized a call/put option agreement over the remaining 49.90% of the share capital, exercisable from January 2027. The price will be determined according to a contractual formula based on twice the liters of plasma collected in the six months prior to (i) the month immediately preceding the closing, or (ii) the date on which the collection centers from, which Grifols obtains plasma in Canada, have reached 600,000 liters collected, whichever occurs first., multiplied by a price (320 or 250 Canadian Dollars per liter depending on the characteristics of the plasma center), together with adjustments for working capital and net debt. As of 30 June 2026, the value of the option is not significant. In accordance with the acquisition agreement, the Group has granted a loan linked to the transaction, the amount drawn under which will reduce the future payment corresponding to the acquisition of the remaining interest. The loan, initially Canadian Dollars 2 million, may increase up to a maximum of Canadian Dollars 15 million depending on the volume of plasma collected by Grifols Canada Plasma Corporation The agreement includes a Subsequent Option (Fallback) mechanism, which allows, if the initial options are not exercised, a restructuring through the transfer of the Group’s interest in exchange for three operating centers, ensuring continuity of supply. Additionally, the Group maintains a plasma purchase commitment from Grifols Canada Plasma Corporation's centers subject to contractual extension, and unit prices defined in the agreement. The agreement also includes specific warranties and indemnities provided by the non-controlling shareholders, covering tax contingencies, ongoing litigation, and intellectual property claims, as well as liability caps equivalent to the purchase price. Purchase option on BPC Plasma Inc. and Haema GmbH Pursuant to the share purchase agreement dated 28 December 2018, the Group, through Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc, formerly known as Biotest US Corporation ("BPC") and Grifols Worldwide Operations Limited (for the shares of Haema AG, now called Haema GmbH ("Haema")) (the "Selling Companies") sold 100% of the capital shares of BPC and Haema to Scranton Plasma B.V. ("Scranton"). The share purchase agreement includes an option for the Selling Companies to repurchase the shares, granting the Selling Companies an irrevocable and exclusive right (though not an obligation) to repurchase the shares sold to Scranton at any time following the sale, provided that when the option of the repurchase of the shares of a company Consolidated financial statements notes Director's Report 43

(BPC or Haema, as the case may be) is exercise, the option for the repurchase of the other company (Haema or BPC, as the case may be) is also exercised simultaneously. The purchase option involves a fluctuating number of shares and a variable acquisition price. This characteristic classifies it as a derivative financial instrument that needs to be fairly valued, ultimately impacting the profit and loss account. The exercise price for the option will be determined based on the higher of the following two amounts: (i) the aggregate of the price at which the shares were sold to Scranton, increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus the increase in net working capital from the date of sale until the repurchase completion date resulting from the exercise of the repurchase option; and (ii) the amount required to pay in full the indebtedness that Scranton incurred with the lending entity to purchase the shares of Haema and BPC from the Selling Companies, for an amount of 425 million euros along with any accrued interest and additional amounts required to fully repay that indebtedness. Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD 538 million) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option's overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. In March 2025 and once the transformation of Haema into a limited liability company in the form of GmbH had concluded, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement. In the event of a default under the Loan Agreement, the Selling Companies can, respectively and simultaneously, exercise the repurchase option for both companies within 90 days after receiving notification of the default. If the Selling Companies fail to exercise this option within that timeframe, they will lose their right to repurchase the shares of Haema and BPC. As of 30 June 2026, no defaults have been reported under the Loan Agreement. In relation to the sale of the shares of BPC Plasma, Inc. and Haema GmbH, a loan was signed by Scranton Enterprises B.V. with the Group on 28 December 2018 for an initial amount of US Dollars 95 million (Euros 87 million). The remuneration is 2%+SOFR and a maturation date of 28 December 2026, with an extension option to 28 June 2027. In 2023 an additional amount of Euros 15 million was arranged under the same conditions as the initial loan, with a remuneration of 2%+EURIBOR. As of 31 December 2025, the loan was presented as non-current. However, as of 30 June 2026, it was reclassified to current due to its maturity falling below one year. At that date, the carrying amount totals 132 million euros, including accrued and capitalised interest to date (Eur 124 million as of 31 December 2025) (See Note 10). Purchase option from Plasmavita Healthcare GmbH Plasmavita Healthcare GmbH is a company incorporated in Germany on 22 November 2017. Currently, the Group holds 50% of the ownership, while two individual partners hold the remaining 50% of the company's ownership. Under a service agreement, the minority shareholders provide certain management services to the company. The company's articles of incorporation establish call options, in favor of the Group, granting it the irrevocable right (but not the obligation) to acquire the minority interests held by the two partners within a period of 6 months from the date on which they cease to provide management services to the company. The fair value of the option is not significant. Purchase option with National Service Projects Organization (NSPO) On July 29, 2021, Grifols entered into an agreement with the Egyptian entity National Service Projects Organization (“NSPO”), under which Grifols and NSPO established a company in Egypt for the construction and operation of 20 plasma collection centers in Egypt, a fractionation plant, and a protein purification and filling facility. Grifols and NSPO hold 49% and 51%, respectively, in this company. The agreement includes a call option and a put option for both shareholders, allowing each party to acquire from or sell to the counterparty the entirety of its ownership interest. These options may be exercised once a 10-year period has elapsed since the company’s incorporation. As the options are based on a variable number of shares and a variable amount, a derivative financial instrument exists, which must be measured at fair value through profit or loss. The exercise price of the option is based on a market value, which implies that, upon exercise, the price will approximate the fair value of the interest to be acquired. Consolidated financial statements notes Director's Report 44

As of 30 June 2026, the value of the option is not significant. Consolidated financial statements notes Director's Report 45

GRIFOLS | Consolidated financial statements | notes | Director's Report

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grams of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by 2027. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada.

For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

	Millions of Euros
2026	**2027**
6	32

d) Contractual commitments

Agreement on the sale of the 20% shareholding in SRAAS

As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, both companies signed the following agreements:

- The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards.
- Grifols commits to achieve an aggregate GDS's Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. As of 30 June 2026 no changes are expected that could give rise to a risk of non-compliance with this commitment.
- Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year.
- Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor.
- Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. For the six-periods ended 30 June 2026 and 2025, an income of Euros 2 million was recognized in the Consolidated Statements of Profit and Loss.

Commercial commitments

As of 30 June 2026, the Group maintains existing commercial commitments with customers amounting to Euros 31 million (USD 36 million), whose disbursements are expected to be realized in the following fiscal years:

Millions of Euros		
2026	**2027**	**2028-2031**
5	2	24

Dissolution of the joint business agreement with Ortho

As of 30 June 2026, the Group and the counterparty reached an agreement for the early termination of a joint venture whose contractual maturity was scheduled for 2039. The agreement sets out favourable terms for the Group and provides for the payment by the counterparty of USD 65 million over a three-year period — an amount associated with the costs to be incurred following the early dissolution of the joint venture, which cannot be recovered in the short term through production volume.

As of June 30, 2026, the Group has received the first payment amounting to USD 25 million.

46

e) Judicial procedures and arbitration The information about legal proceedings in which Grifols or companies of the Group are involved is the following: • EXECUTIVE COMMITTEE OF CNMV On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed one Million Euros. On 7 November, 2024, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. On 16 May, 2025 Grifols requested the CNMV to conclude the administrative procedure, which concluded with the resolution of the CNMV on 25 June, 2025, initiating a two-month period to commence the contentious-administrative procedure before the National High Court. The appeal was formally filed before the National Court on September 24, 2025 and was admitted for processing by decree dated October 7, 2025. However, as of July 27, 2026, the National Court has not yet received the administrative file from the CNMV, and therefore Grifols has not been summoned to file the statement of claim. • SQUEEZE OUT PROCEEDINGS ACCORDING TO SECTION 39A FF. OF THE GERMAN TAKEOVER ACT RELATING TO THE ORDINARY SHARES OF BIOTEST GMBH & CO. KGAA The proceedings started with the squeeze out application on March 28, 2022 submitted with the Frankfurt District Court. On October 27, 2022, the Frankfurt District Court announced its decision that all ordinary shares in Biotest GmbH & Co. KGaA not yet directly or indirectly owned by Grifols S.A. must be transferred. A total of four defendants filed an appeal against this decision and on May 27, 2024 the Frankfurt Court of Appeals has rendered its decision to reject the defendants' appeal at their costs. Subsequently the defendants’ objected to the cost decision and filed a legal complaint with the Federal Court of Justice. On February 10, 2026, the German Federal Court of Justice definitively confirmed the squeeze-out process, dismissing the appeals filed by the minority shareholders. As a result, the transfer order became final and binding, and the ordinary shares of Biotest GmbH & Co. KGaA not directly or indirectly held by the Group were transferred to Grifols. As a result, the Group acquired an additional 148,822 voting ordinary shares of Biotest GmbH & Co. KGaA. As a result of this transaction, the Group’s ownership interest in the share capital of Biotest GmbH & Co. KGaA increased from 80.40% to 80.78%, with a negative impact on reserves of 3 million euros (see Note 13(b)). The total amount associated with this acquisition was EUR 6.4 million, which was paid on May 29, 2026. • ADDITIONAL LITIGATIONS The Group is involved in certain legal proceedings arising from the ordinary course of its operations in the United States, including individual claims related to incidents occurring at specific facilities and certain wage-and-hour matters. The Group recognized provisions related to a limited number of these proceedings, as it considers it probable that an outflow of resources embodying economic benefits will be required to settle the associated obligations and the amount can be reliably estimated. Management considers that the resolution or continuation of these proceedings and investigations will not have a material impact on the Group’s financial position, operating results, or cash flows. (22) Financial Instruments a) Classification A breakdown of financial instruments by nature, category and fair value is as follows: Consolidated financial statements notes Director's Report 47

Non-current financial assets 4 249 — — — 253 253 — — 253 Derivative instruments 9 — — — — 9 — 9 — 9 Trade receivables — 439 — — — 439 — 439 — 439 Financial assets measured at fair value 13 688 — — — 701 Non-current financial assets — — — 62 — 62 Other current financial assets — — — 191 — 191 Trade and other receivables — — — 420 — 420 Cash and cash equivalents — — — 513 — 513 Financial assets measured at amortized cost — — — 1,186 — 1,186 Derivatives instruments (3) (1) — — — (4) — (4) — (4) Financial liabilities measured at fair value (3) (1) — — — (4) Senior Unsecured & Secured Notes — — — (4,114) — (4,114) (4,188) — — (4,188) Promissory Notes — — — (81) — (81) Senior secured debt — — — (2,835) — (2,835) — (3,019) — (3,019) Other bank loans — — — (477) — (477) Lease liabilities — — — (1,045) — (1,045) Other financial liabilities — — — (800) — (800) Trade and other payables — — — (1,269) — (1,269) Other current liabilities — — — — (294) (294) Financial liabilities measured at amortized cost — — — (10,621) (294) (10,915) 10 687 — (9,435) (294) (9,032) Millions of Euros 30/6/2026 Fair Value Financial instruments at FVTPL Financial instruments at FV through OCI Hedges Amortized cost Other financial liabilities Total Level 1 Level 2 Level 3 Total Consolidated financial statements notes Director's Report 48

Non-current financial assets 2 337 — — — 339 339 — — 339 Derivative instruments — — — — — — — — — — Trade receivables — 431 — — — 431 — 431 — 431 Financial assets measured at fair value 2 768 — — — 770 Non-current financial assets — — — 173 — 173 Other current financial assets — — — 36 — 36 Trade and other receivables — — — 321 — 321 Cash and cash equivalents — — — 825 — 825 Financial assets measured at amortized cost — — — 1,355 — 1,355 Derivatives instruments (3) (2) — — — (5) Financial liabilities measured at fair value (3) (2) — — — (5) — (5) — (5) Senior Unsecured & Secured Notes — — — (5,314) — (5,314) — — — — Promissory Notes — — — (76) — (76) — (2,203) — (2,203) Senior secured debt — — — (2,139) — (2,139) — — — — Other bank loans — — — (180) — (180) Lease liabilities — — — (1,082) — (1,082) Other financial liabilities — — — (847) — (847) Other current liabilities — — — — (314) (314) Financial liabilities measured at amortized cost — — — (10,731) (314) (11,045) (1) 766 — (9,376) (314) (8,925) Millions of euros 31/12/2025 Fair Value Financial instruments at FVTPL Financial instruments at FV through OCI Hedges Amortized cost Other financial liabilities Total Level 1 Level 2 Level 3 Total Consolidated financial statements notes Director's Report 49

GRIFOLS | Consolidated financial statements | notes | Director's Report

b) Financial derivatives

At 30 June 2026 and at 31 December 2025 the Group has recognized the following derivatives:

		Millions of Euros				
Financial derivatives	**Currency**	**Notional at 30/6/2026**	**Notional at 31/12/2025**	**Value at 30/6/2026**	**Value at 31/12/2025**	**Maturity**
Foreign exchange rate forward	Swiss Franc	—	21	—	—	23/7/2026
Foreign exchange rate forward	Canadian Dollar	123	—	1	—	23/7/2026
Foreign exchange rate forward	Canadian Dollar	110	—	1	—	23/7/2026
Foreign exchange rate forward	Canadian Dollar	111	—	1	—	23/7/2026
Foreign exchange rate forward	Canadian Dollar	130	—	2	—	23/7/2026
Foreign exchange rate forward	Canadian Dollar	163	—	2	—	23/7/2026
Foreign exchange rate forward	Swedish Korona	95	—	—	—	23/7/2026
Foreign exchange rate forward	Pound Sterling	30	—	1	—	23/7/2026
Foreign exchange rate forward	Japanese Yen	1,900	1,700	—	—	23/7/2026
Foreign exchange rate forward	Australian Dollar	11	—	—	—	23/7/2026
Foreign exchange rate forward	Brazilian Real	120	—	—	—	23/7/2026
Foreign exchange rate forward	Chilean Peso	5,500	—	—	—	23/07/2026
Foreign exchange rate forward	Mexican Peso	75	—	—	—	23/7/2026
Foreign exchange rate forward	Mexican Peso	775	—	1	—	23/7/2026
Energy PPA	Euro / KwH	—	—	—	—	31/12/2032
Energy PPA	Euro / KwH	—	—	—	—	31/12/2036
Total derivative assets				**9**	**—**	
Foreign exchange rate forward	Brazilian Real	—	95	—	—	20/1/2026
Foreign exchange rate forward	Canadian Dollar	—	562	—	(2)	20/1/2026
Foreign exchange rate forward	Chilean Peso	—	4,000	—	—	20/1/2026
Foreign exchange rate forward	Euro	30	300	(1)	(1)	23/7/2026
Foreign exchange rate forward	Euro	50	—	(1)	—	23/7/2026
Foreign exchange rate forward	Czech crown	21	—	(1)	—	23/7/2026
Foreign exchange rate forward	Pound Sterling	—	20	—	—	20/1/2026
Foreign exchange rate forward	Egyptian Pound	95	—	—	—	22/7/2026
Foreign exchange rate forward	Mexican Peso	—	650	—	—	20/1/2026
Foreign exchange rate forward	Indian rupee	450	—	—	—	23/7/2026
Energy PPA	Euro / KwH	—	—	(1)	(2)	31/12/2032
Energy PPA	Euro / KwH	—	—	—	—	31/12/2036
Total derivative liabilities				**(4)**	**(5)**	

(*) Amounts of the national are stated in the derivative currency.

The Group enters into derivative financial instruments, mainly foreign exchange forward contracts and energy contracts (PPAs), to manage its exposure to foreign exchange and energy price risks.

Foreign exchange derivatives are not designated as hedging instruments and, therefore, changes in their fair value are recognised in profit or loss, whereas energy derivatives (PPAs), which meet the requirements for hedge accounting, are recognised in equity. Changes in fair value during the period mainly reflect fluctuations in market conditions.

50

GRIFOLS | Consolidated financial statements | notes | Director's Report

(23) Transactions with Related Parties

a) Group Balances with Related Parties

The breakdown of balances with related parties at 30 June 2026 is as follows:

			Millions of Euros
Carrying amount	**Reference**	**Associates**	**Other related parties**
Receivables		70	—
Current contractual assets		10	—
Loans	Note 10	4	167
Guarantee deposits	Note 10	9	1
Total debtors		**93**	**168**
Creditors		(34)	(7)
Debts		—	(8)
Total creditors		**(34)**	**(15)**
Total		**59**	**153**

The heading "debtors" corresponding to associates includes balances outstanding for sales to associates corresponding mainly to Grifols Egypt Plasma Derivatives S.A.E. (Euros 64 million as of 30 June 2026 and Euros 49 million as of 31 December 2025).

"Loans" mainly includes a loan signed by Scranton Enterprises B.V. with the group on 28 December, 2018 for an initial amount of US Dollars 95 million (Euros 87 million) whit maturity in 28 December 2026 extendable to 28 June 2027 (see note 10) related to the payment of the sale of the shares in BPC Plasma Inc. and Haema, GmbH. As of 30 June 2026 and 31 December 2025, the heading includes an additional amount of Euros 15 million drawn down during 2023 under the same conditions as the initial loan. As of 30 June 2026, the recorded amount stands at Euros 131 million, including accrued and capitalized interest to date (Euros 124 million as of 31 December 2025).

Furthermore, it includes the cash-pooling financing agreement that BPC Plasma Inc. and Haema GmbH have with Scranton Plasma, B.V. with maturity in 2027 (see note 10).

The heading "Loans" corresponding to associates includes a loan granted to Grifols Canada Plasma Corporation as part of its acquisition agreement (see note 9 and 10).

The heading "debts" includes an amount of Euros 8 million as of 30 June 2026 (Euros 8 million as of 31 December 2025) relating to the balance of bearer promissory notes issued by the subsidiary Instituto Grifols, S.A. These promissory notes are due on 5 May, 2027, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4% .

The heading "Guarantee deposits" corresponding to associates includes a pledged deposit amounting to US Dollars 10 million, which forms part of the US Dollar 50 million guarantee granted by the Group to Grifols Egypt for Plasma Derivatives S.A.E., securing a contract entered into by said entity with a financial institution (see note 10).

51

b) Group Transactions with Related Parties The amounts of the Group's transactions with related parties during the six-month period ended 30 June 2026 are as follows: Millions of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 23 — — — Purchases (39) — — — Rendering of services — — (9) — Remuneration — (8) — (3) Payments for rights of use — — (4) — Finance income — — 4 — Loans — — 22 — (16) (8) 13 (3) The amounts of the Group's transactions with related parties during the six-month period ended 30 June 2025 are as follows: Millions of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 19 — 1 — Rendering of services — — (7) — Remuneration — (8) — (2) Payments for rights of use — — (4) — Finance income — — 9 — Loans — — 24 — 19 (8) 23 (2) "Net sales" includes sales to associated companies mainly corresponding to Grifols Egypt for Plasma Derivatives, S.A.E. (Euros 21 million in 2026 and Euros 14 million Euros in 2025). "Other service expenses" includes an amount of Euros 2 million corresponding to contributions to nonprofit entities in 2026 (Euros 3 million in 2025). The composition of the transactions with other related parties for in 2026 and 2025 is as follows: Consolidated financial statements notes Director's Report 52

GRIFOLS | Consolidated financial statements | notes | Director's Report

				Millions of Euros
Related parties	**Concept**	**Reference**	**Six-Months Ended 30 June 2026**	**Six-Months Ended 30 June 2025**
Scranton Enterprises, B.V.	Interest Credits	b)	3	4
Scranton Plasma B.V.	Interest Cash-pooling	b)	1	5
Scranton Plasma B.V.	Finance Agreements: Cash-pooling	a)	22	24
Scranton Plasma B.V.	Rendering of services	f)	(2)	—
Probitas Fundación Privada	Management and collaboration contracts	d)	(2)	(3)
Centurion Real State, S.A.U.	Payments for rights of use	c)	(4)	(4)
Marca Grifols, S.L.	Royalties	e)	(5)	(4)
Endo Operations Limited	Rendering of services		—	1
			13	**23**

a. Mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma Inc. and Haema GmbH have with Scranton Plasma, B.V. mentioned above.

b. Mainly includes accrued interest corresponding to the loan agreement signed by Scranton Enterprises B.V. with the Group on 28 December 2018 for an amount of US Dollars 95 million (Euros 87 million). The remuneration is 2%+SOFR and matures on 28 December 2026 extendable to 28 June 2027. It also includes accrued interest corresponding to the additional amount of Euros 15 million drawn down during 2023. The remuneration is 2%+EURIBOR. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma Inc. and Haema GmbH maintain with Scranton Plasma B.V. with maturity in 2027 and a remuneration of the Scranton Plasma group interest rate 0.75%+ EURIBOR.

c. Corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045.

d. Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

e. On 26 January 1993, Marca Grifols, S.L. and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name "Grifols" for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols' consolidated sales.

f. This corresponds to certain operating expenses incurred by Scranton Plasma B.V. and other entities of its group, in relation to the Plasma Supply Agreement dated 28 December 2018 between Grifols, S.A., Grifols Worldwide Operations Limited, BPC Plasma, Inc. and Haema GmbH.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as detailed in note 21 to these Condensed Consolidated Interim Financial Statements and in note 29 to the consolidated annual accounts for the year ended 31 December 2025, certain Company directors and key management personnel have termination benefit commitments under specific circumstances.

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC Plasma Inc., (ii) a pledge of the shares of Haema GmbH and BPC Plasma Inc., and (iii) pledges over the assets of BPC Plasma Inc.. In March 2025 and once the transformation of Haema AG into a limited liability company in the form of GmbH, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement.

53

(24) Subsequent events Reorganization of the Operating Model Subsequent to the end of the reporting period, Grifols announced on July 1, 2026, the commencement of a strategic reorganization aimed at strengthening the operational and financial independence of its key business platforms. This initiative will lay the foundations for the Company's evolution towards a two-system operating model, under which plasma collected in the United States will primarily support the U.S. market, while plasma collected in the rest of the world will increasingly serve demand in Europe and the Rest of the World (ROW). Scranton's New Loan Agreement With respect to Note 21 (Other Commitments with Third Parties and Other Contingent Liabilities), section c) (Purchase Commitments), sub-section 2 (Purchase option on BPC Plasma Inc. and Haema GmbH), on 3 July 2026 Scranton entered into a new loan agreement for an amount of 456 millions of euros (the "2026 Loan Agreement") with a pool of international financial institutions for the purpose of refinancing the Loan Agreement (as defined in the Note, the loan entered into by Scranton in July 2024 with funds controlled or managed by Oaktree). The 2026 Loan Agreement was drawn down on 24 July 2026 and the Loan Agreement has been repaid in full. In accordance with the terms of the 2026 Loan Agreement, and on substantially similar terms to the Loan Agreement, the financing benefits from the following guarantees and security interests (i) guarantees from Haema and BPC (ii) pledges over the shares in Haema and BPC, and (iii) pledges over all assets of BPC and certain assets/contracts of Haema. The execution of the 2026 Loan Agreement has not resulted in any amendment to the sale and purchase agreements governing the call option over BPC Plasma Inc. and Haema GmbH and, accordingly, it remains the case that, should a default occur under the 2026 Loan Agreement, the Selling Companies may, respectively and simultaneously, exercise the repurchase option over both companies within 90 days of receipt of notification of the relevant default. Upon expiry of that period, the Selling Companies shall cease to hold their right to repurchase the shares of Haema and BPC. Consolidated financial statements notes Director's Report 54

Interim Consolidated Directors’ Report Consolidated financial statements notes Director's Report 55

Interim Consolidated Directors’ Report The management report for the fiscal year ended June 30, 2026, should be read in conjunction with the Condensed Consolidated Interim Financial Statement for the same period and the accompanying notes. The comments and analyses included in the report may contain forward-looking statements and considerations that involve risks and uncertainties—please refer to the “Risks and Uncertainties” section of this report. STRATEGIC DRIVERS AND BUSINESS PERFORMANCE STRATEGY EXECUTION AND VALUE CREATION The first six months of 2026 continued to be marked by a macroeconomic and geopolitical context of high uncertainty, characterized by persistent international tensions, volatility in financial markets, and an exchange rate environment that was less favorable for companies with a global presence. Against this backdrop, Grifols maintained solid operational performance, supported by the disciplined execution of its strategy and the strength of its business model, which has once again demonstrated its adaptability and resilience. During the period, the Group focused its efforts on its strategic priorities and made further progress toward its goals of profitable growth, free cash flow generation, and debt reduction, thereby reinforcing the pillars that underpin long-term value creation. At the same time, it continued to make progress in transforming its operating model, aimed at increasing efficiency, strengthening supply chain resilience, and laying the groundwork for sustainable growth. The business’s performance reflects Grifols’ ability to combine sustained growth in its leading franchises with continuous improvements in operational efficiency. This performance is underpinned by the Group’s competitive advantages: one of the world’s largest networks of plasma collection centers, an integrated industrial platform with global reach, distinctive scientific and technological capabilities, and a strong capacity for and commitment to innovation. During the first half of the year, the Group continued to make progress on its self-sufficiency strategy, a central element of its long-term vision to strengthen the security of the plasma supply and expand global access to plasma-derived therapies. The strategic projects underway in Egypt and Canada continued to progress as planned, consolidating new sources of growth and progressively contributing to the structural improvement of the Group’s profitability. In particular, the increase in plasma volume from Egypt began to have a tangible impact on the expansion of the gross margin, validating the strength of the self-sufficiency model and its ability to generate sustainable efficiencies throughout the value chain.In this context, Grifols’ Board of Directors approved an evaluation of a potential initial public offering (IPO) of a minority stake in the Biopharma unit in the United States. The potential transaction aims to accelerate value creation for shareholders, and in any case, Grifols would retain majority control of the business. In the areas of commercial operations and innovation, Grifols continued to strengthen its portfolio of products, solutions, and clinical development programs, driving growth in its key therapeutic franchises and reinforcing its ability to generate long-term value. Among the highlights of the half-year was the U.S. launch of FESILTY™, its new fibrinogen concentrate for the treatment of acute bleeding episodes in patients with congenital fibrinogen deficiency. In addition, the commercialization of Yimmugo® in the United States—which began in October 2025—continued to contribute to the strong performance of the immunoglobulin franchise, expanding the Group’s therapeutic offerings and strengthening its position in strategic markets. The Group also continued to develop innovative diagnostic solutions through its Diagnostic unit. Initiatives such as Evanzys, developed at the Barcelona Platform, reflect the Group’s commitment to innovation and the development of advanced solutions for laboratory automation and digitization, reinforcing Grifols’ technological leadership and generating new growth opportunities. All of this has been made possible thanks to the commitment and execution capabilities of the professionals who make up Grifols worldwide. Their contribution is essential to achieving the Group’s objectives, driving innovation, maintaining the highest standards of quality and safety, and continuing to provide therapies and solutions that improve the lives of millions of patients around the world. RESULTS FOR THE FIRST HALF OF 2026 Grifols’ revenue reached EUR 3,574 million in the first six months of 2026, representing an increase of +2.6% at constant exchange rates (-2.8% reported). In the second quarter of the year, revenue totaled EUR 1,874 million, with growth of +1.9% at constant exchange rates (-0.9% reported), driven primarily by the performance of the Biopharma business unit. The gross margin for the first half of the year stood at 37.1% of revenue, compared to 39.1% in the same period of the previous year. This trend is primarily due to the impact of albumin price controls in China, an effect that was partially offset by the growing contribution from Egypt, where production continues to deliver a favorable profitability profile. Adjusted EBITDA reached EUR 854 million in the first half of the year, maintaining a margin of 23.9% of revenue, in line with the previous year’s figure. Reported EBITDA stood at EUR 787 million, equivalent to a margin of 22.0%. Consolidated financial statements notes Director's Report 56

Profitability showed a particularly positive trend during the second quarter, with adjusted EBITDA of EUR 472 million, representing a margin of 25.2%. This improvement was driven by Biopharma’s strong performance, operational leverage resulting from volume growth, and the growing contribution from Egypt, which continues to support the expansion of the Group’s margins. Meanwhile, net financial results improved to EUR -218 million in the first half of 2026, compared to EUR-312 million in the previous year. This improvement was primarily driven by lower financing costs following the refinancing completed in 2026, which extended the maturity profile of the Group's debt. Together with the strong operational performance of the business, this development increased reported net profit to EUR 227 million, compared with EUR 177 million in the first half of 2025. This positive trend, combined with the business’s solid operating performance, enabled reported net income to rise to EUR 227 million, compared to the EUR 177 million recorded in the first half of 2025. Taken together, these results reflect the sustained improvement in Grifols’ profitability profile, underpinned by Biopharma’s strong performance, the operational efficiency initiatives implemented, progress in the plasma self-sufficiency model, and increasingly efficient management of the Group’s financial structure. REVENUE TRENDS BY BUSINESS UNIT Biopharma Biopharma’s revenue reached EUR 3,148 million in the first six months of the year, representing growth of +5.4% on a constant-currency basis (-0.2% reported). This performance was driven by a strong second quarter, in which revenue totaled EUR 1,653 million, an increase of +4.1% on a constant-currency basis (+1.2% reported). The main drivers of growth were the strong results of the key proteins in key markets, supported by robust underlying demand. Of particular note is the strong +12.9% cc growth in immunoglobulin sales, which account for approximately 60% of Biopharma’s revenue. This performance was driven by high demand for intravenous immunoglobulin (IVIG) and growth in sales of Xembify® subcutaneous immunoglobulin (SCIG), which rose by +33.9% cc in the second quarter due to strong momentum in international markets and the award of new tenders. In the first half of 2026, Grifols continued to strengthen its immunoglobulin franchise, focusing its efforts on the fastest-growing immunodeficiencies, including primary immunodeficiencies (PID) and secondary immunodeficiencies (SID), while maintaining its leadership in neurology and critical care. Albumin sales declined by -14.2% cc (-19.4% reported) in the first half of the year, primarily affected by pricing pressure in China. However, Grifols continues to compete effectively in this market thanks to its agreement with Shanghai RAAS and a commercial strategy focused on tier II hospitals and the retail pharmacy channel. Sales of Alpha-1 and other specialty proteins fell by -2.6% cc (-7.7% reported), primarily due to tighter restrictions imposed by insurers on the prescription of alpha-1 in the U.S. However, the category returned to growth in the second quarter (+2.0% cc) thanks to initiatives aimed at raising awareness, identifying, and diagnosing patients, which supports a favorable outlook for the full year. Diagnostics During the first six months of 2026, the Diagnostics segment recorded revenue of 284 million euros, representing a decrease of -9.7% cc (-14.3% reported). In the second quarter, revenue totaled EUR 142 million, with a change of -9.7% cc (-12.2% reported). This trend primarily reflects the impact of the dissolution of the joint venture with QuidelOrtho in the Immunoassay Donor Screening (IDS) area, which specializes in immunoassays for screening blood and plasma donations. This is an expected effect associated with the redefinition of the business scope, which will allow Grifols to progressively expand its presence in the clinical diagnostics market and develop new commercial opportunities in this segment. The Molecular Donor Screening (MDS) business area, associated with NAT technology for the molecular screening of blood and plasma donations, showed solid resilience with a limited decline of -0.6% cc (-7.0% reported) during the half-year. The lower activity recorded in China was largely offset by the strong performance of the EMEA and APAC regions, highlighting the strength and geographic diversification of the franchise. Meanwhile, the Blood Typing Solutions (BTS) line, which includes blood typing solutions, continued to be the main growth driver for the business unit, with an increase of +7.0% cc (+4.2% reported). This performance was driven by strong commercial execution in strategic markets, particularly in EMEA and Latin America, as well as by the growing adoption of high-value-added automated solutions. During the half-year, Diagnostic continued to strengthen its innovation capacity with the launch of Evanzys IH, the new immunohematology platform developed within the framework of the Barcelona Platform. This solution expands the automation offering in transfusion medicine and reinforces Grifols’ competitive position in a segment with high growth potential. Consolidated financial statements notes Director's Report 57

Likewise, Evanzys IH helps promoting greater disease awareness, improving patient identification, and reinforcing collaboration with hospitals, blood banks, and donation centers. Taken together, these initiatives strengthen Grifols’ integrated ecosystem and support its long-term sustainable growth strategy. Bio Supplies Bio Supplies generated revenue of EUR 50 million in the first half of 2026, representing a decrease of -21.7% on a constant-currency basis (-27.0% reported). In the second quarter, revenue improved sequentially, reaching EUR 31 million with a more moderate decline of -11.0% on a constant-currency basis (-15.0% reported). Performance for the half-year was primarily affected by logistical issues stemming from the geopolitical context—the impact of which is expected to be temporary and to recover in the coming periods—as well as by a lower contribution from certain fractionated proteins and solutions for cell therapies. Despite this, Bio Supplies continues to play a strategic role within Grifols’ integrated model by maximizing the value of plasma components and strengthening long-term commercial relationships with biopharmaceutical, diagnostic, and research companies. PLASMA SUPPLY AND COST PER LITER Grifols continued to improve the efficiency of its plasma collection network during the first half of 2026, making progress in optimizing the cost per liter (CPL) and driving a gradual expansion of margins. At the same time, the Group continued to adjust its plasma collection levels to meet the growing demand for plasma products, maintaining efficient working capital management through proper inventory planning. The sequential improvements recorded throughout the fiscal year reflect the effectiveness of these initiatives. As of June 30, 2026, the individualized nomogram had been implemented at approximately 80% of donation centers in the United States, and the Group maintains its goal of achieving full implementation by the end of the fiscal year. Along with other continuous improvement initiatives, this program is helping to increase the performance of manufacturing processes and improve the operational efficiency of the donation center network. Grifols currently operates the world’s largest private plasma collection network and continues to optimize its operational capacity. Approximately one-quarter of its donation centers are located outside the United States, making the Group the operator with the industry’s largest international network. In this context, the recent expansion of centers in Egypt through the joint venture with the National Service Projects Organization (NSPO) and in Canada with Canadian Blood Services represents a strategic move to diversify plasma supply sources and complement the Group’s strong presence in Germany and other European countries. BALANCE SHEET As of June 30, 2026, total assets amounted to 20,090 million euros, compared to EUR 19,712 million as of December 31, 2025. Inventory Control and Collection and Payment Periods Inventories stood at EUR 3,492 million , with a turnover of 273 days (258 days in December 2025). This increase reflects the combined effect of a slight reduction in the cost per liter over the past twelve months and higher inventory levels at the end of the second quarter. The average collection period (ACP) stood at 34 days (32 days in 2025) and the average payment period (APP) at 66 days (55 days in 2025), with both remaining virtually stable. All figures include Biotest, except for the average payment period. For more information on Grifols’ supplier payment practices, see the section “Policy Commitment and Engagement with Stakeholders” in the Governance chapter of the Consolidated Non-Financial Information Statement and Sustainability Report for fiscal year 2025. Working Capital Management Improvements in working capital management continue to contribute to the optimization of Grifols’ financial structure. As of June 30, 2026, working capital consumption stood at EUR 207 million, compared to EUR 259 million as of June 30, 2025. "This improvement is mainly driven by the favorable evolution of accounts payable, which more than offset the increase in inventories. Consolidated financial statements notes Director's Report 58

Commitment to Deleveraging Grifols reaffirms its commitment to reducing debt. In the first half of the year, the leverage ratio remained at 4.2x (see reconciliation in the Appendix) following an improvement in EBITDA and operating cash flow, which stood at EUR 337 million in the first half of 2026. Changes in Shareholders’ Equity Shareholders’ equity reached EUR 5,557 million at the end of the first half of 2026, compared to EUR 5,385 million in December 31, 2025. Regarding shareholder remuneration, the Annual Shareholders’ Meeting held in June 2026 approved the distribution of a supplementary dividend of EUR 56.1 million charged to the 2025 fiscal year results. This amount is in addition to the interim dividend of 102.1 million euros distributed in August 2025, completing the shareholder remuneration for fiscal year 2025. The payment of a preferred dividend of 0.01 euros per Class B share was also approved. Grifols’ common shares (Class A) are listed on the Spanish Stock Exchange and are part of the IBEX-35 (GRF), while its non-voting shares (Class B) are listed on the Spanish Stock Exchange (GRF.P). Grifols’ Class A and B shares are also listed on NASDAQ (GRFS) through ADRs (American Depositary Receipts). CASH FLOWS AND CAPITAL RESOURCES In the first half of 2026, cash generation showed a sequential improvement. The strong results were due to active and efficient working capital management, including inventories, collections, and payments. Financial discipline in CAPEX investments also contributed to this performance. Cash Flows from Operating Activities Net cash flows from operating activities continued their positive trend, driven by strong business performance and an improvement in working capital. Operating cash flows reached EUR 337 million (EUR 293 million in the first half of 2025) Cash Flow from Investing Activities Net cash used in investing activities amounted to EUR 247 million (EUR 305 million in the first half of 2025). This trend reflects the stabilization of the Group’s investment needs following the significant strategic investments made in recent years. As a result, current capital expenditures are focused primarily on asset maintenance and optimization projects, while the investments already completed position the Group to meet the expected growth in demand. Cash Flow from Financing Activities Financing activities resulted in a net cash outflow of EUR 424 million in the first half of 2026, compared to EUR 315 million in the same period of the previous fiscal year. Capital Resources and Credit Rating As of June 30, 2026, Grifols’ net financial debt stood at EUR 7,798 million, excluding the impact of IFRS 161 .. In June 2026, the Group’s net financial debt-to-EBITDA ratio stood at 4.2x, in accordance with the Credit Agreement (see appendices for the reconciliation). In addition, Grifols continued to optimize its financial structure by fully refinancing its debt maturities scheduled for 2027. On April 14, 2026, the Group completed the refinancing of its senior secured debt, which was originally governed by the credit and guarantee agreement entered into on November 15, 2019 (most recently amended in February 2025, including the revolving credit facility contained therein) and was scheduled to mature in 2027. The transaction consisted of a Term Loan B tranche in an amount of USD 2,000 million (the “Dollar Term Loan B”), a Term Loan B tranche in an amount of EUR 1,250 million (the “Euro Term Loan B”), and a revolving credit facility with a maximum available amount of USD 2,065 million (the “Revolving Credit Facility” or “RCF”). Consolidated financial statements notes Director's Report 59 1 As of June 30, 2026, the impact of the IFRS 16 in net debt amounted to EUR 1.045 milllion

The Dollar Term Loan B and the Euro Term Loan B have a seven-year maturity (i.e., April 14, 2033), while the RCF has a six-and-a-half-year maturity (i.e., October 14, 2032). The proceeds obtained were used to refinance the following instruments: • TLB tranches in euros and U.S. dollars with nominal amounts of EUR 857 million and USD 1,575 million, respectively, originally maturing in November 2027; • Revolving credit facility (RCF) in an amount of USD 938 million, undrawn at the refinancing date; • Senior secured notes with a nominal amount of EUR 740 million, originally maturing in November 2027 and cancelled with the proceeds of the refinancing. CAPITAL EXPENDITURES (CAPEX) The Group has significantly optimized its capital investment allocation following the major investment cycle carried out in recent years. As a result, investments in property, plant, and equipment (PP&E) totaled EUR 118 million in the first half of 2026, compared to EUR 109 million in the same period of the previous fiscal year. The strategic investments made in recent years have provided Grifols with the industrial, fractionation, and plasma collection capacity necessary to support its growth plans. In this context, current investment is increasingly focused on maintaining and optimizing existing assets, which contributes to greater financial discipline, improved cash conversion, and a more efficient use of capital. Among the main investment projects, progress on the new industrial complex in Lliçà de Vall (Barcelona)—whose cornerstone was laid during the first half of 2026—stands out. This strategic project will progressively strengthen Grifols’ industrial and fractionation capacity, consolidating the Group’s competitiveness and supporting its long-term growth. CORPORATE TRANSACTIONS AND ACQUISITIONS On March 24, 2026, Grifols’ Board of Directors approved the evaluation of a potential initial public offering (IPO) of a minority stake in its U.S. Biopharma business. The potential transaction, subject to market conditions and the relevant regulatory approvals, aims to unlock the business’s intrinsic value, with Grifols retaining control and majority ownership of the business. The eventual IPO would result in a U.S. company with its own board of directors, management team, and corporate governance structure. This structure would provide greater visibility to investors, a simpler capital structure, and greater operational agility, in line with U.S. market standards. Grifols has a fully integrated platform in the United States that spans the entire value chain—from plasma collection to the manufacture and distribution of plasma-derived medicines— making it the only operator in the sector with a completely self-sufficient model that does not rely on plasma or production capacity from other regions. At the same time, Grifols continues to develop its self-sufficiency programs in strategic markets such as Egypt and Canada, in line with its strategy of creating increasingly independent regional supply platforms. As these markets increase their capacity to meet their own demand for plasma-derived medicines, the need to allocate plasma and production capacity from the United States gradually decreases, thereby strengthening the operational autonomy of the U.S. platform. In Egypt, the Group continues to expand its network of donation centers and increase the volume of plasma collected, while in Canada it continues to collaborate with Canadian Blood Services to increase the local availability of immunoglobulins and strengthen the country’s security of supply. Taken together, these initiatives reinforce Grifols’ long-term growth strategy, promote greater resilience in its global supply network, optimize resource allocation, and help expand access to plasma-derived therapies in key markets. Consolidated financial statements notes Director's Report 60

INNOVATION Innovation has continued to be a strategic priority for Grifols during the first half of 2026. The Group allocated more than EUR 176 million to research, development, and innovation (R&D&I) activities, driving projects focused on the development of new plasma-derived therapies, diagnostic solutions, and advanced technologies. The key milestones achieved during the period reflect the strength of the Group’s innovation portfolio and its commitment to improving patients’ health and well-being. This commitment has once again been recognized by the European Commission’s Joint Research Centre (JRC), which ranked Grifols among the European companies that invest the most in R&D, placing it 89th overall and fourth among Spanish companies. During the period, the Group continued to strengthen the integration between research, development, and business by reorganizing the Scientific Innovation Office (SIO), which has been integrated into the Biopharma division with the aim of accelerating the development of the innovation portfolio, strengthening collaboration between scientific and operational teams, and improving the ability to execute strategic projects. In this context, Grifols made significant progress in the first half of 2026 that helps consolidate its scientific and technological leadership. Notable among these are: Progress in the developmente of new plasma-derived therapies During the first half of 2026, Grifols strengthened its R&D portfolio of plasma-derived therapies with the start of the Phase 3 SWIFT-SC clinical trial, following dosing of the first patient. This study evaluates a new subcutaneous formulation for the treatment of alpha-1 antitrypsin deficiency (AATD) and is the first Phase 3 trial to investigate a subcutaneously administered replacement therapy for this disease. This program complements the SPARTA clinical trial, currently underway, and reinforces the Group’s strategy to expand therapeutic options for patients with AATD through treatments that are more flexible and tailored to their needs. In addition, in June 2026, Grifols announced the launch in the United States of its new fibrinogen concentrate, FESILTY™, approved by the FDA for the treatment of acute bleeding episodes in patients with congenital fibrinogen deficiency. This product offers a more efficient alternative to conventional treatments, as it allows for faster preparation, a smaller administration volume, and greater ease of use in clinical practice. Furthermore, during the first half of the year, the scientific evidence supporting this therapy continued to grow with the publication of new clinical results in the journal Thrombosis Research, which confirmed the efficacy and safety profile of FESILTY™ for both the treatment and prevention of bleeding episodes in patients with congenital fibrinogen deficiency. These results reinforce the product’s clinical positioning and support its development and commercial expansion into new markets. Innovation in Diagnostics and Transfusion Medicine In the Diagnostic division, Grifols introduced Evanzys IH, a new automated immunohematology platform designed to improve the efficiency of transfusion medicine laboratories through greater process automation and a reduction in manual interventions. This solution expands the Group’s portfolio of scalable blood typing platforms and reinforces its technological leadership in this field. In addition, the FDA approved the Procleix Plasmodium assay, a molecular test based on NAT technology for screening blood donors for malaria. This approval expands Grifols’ portfolio of diagnostic solutions and helps strengthen transfusion safety through the early detection of the main Plasmodium parasites species responsible for the disease. Precision Medicine Research During the first half of the year, Grifols continued to expand its research capabilities in precision medicine. In March, its subsidiary Alkahest presented the results of Chronos-PD, a platform that combines artificial intelligence, advanced proteomics, and real-world data to identify early biomarkers of Parkinson’s disease. The results show that certain molecular changes associated with the disease can be detected up to twelve years before clinical diagnosis, opening new opportunities for early diagnosis and the development of future therapeutic strategies. Meanwhile, GigaGen, the Group’s biotechnology subsidiary, presented positive Phase 1 data results for GIGA-564, an anti-CTLA-4 monoclonal antibody for the treatment of advanced solid tumors. The data showed a favorable safety and tolerability profile, along with initial signs of antitumor activity, supporting the continuation of its clinical development. Consolidated financial statements notes Director's Report 61

Expansion of the AMBAR® Clinical Program for the Treatment of Alzheimer’s Disease In March 2026, Grifols and Ace Alzheimer Center Barcelona renewed their collaboration to advance the development of the AMBAR® (Alzheimer Management by Albumin Replacement) clinical program and progressively expand the network of specialized centers. To this end, an agreement was reached to open new AMBAR Clinics in Madrid, Mallorca, and Alicante during the fiscal year, while the Group has also begun exploring the inclusion of centers in other European countries, including Germany and the United Kingdom. The AMBAR program, backed by more than twenty years of clinical research, continues to consolidate the evidence regarding the therapeutic potential of plasma exchange with albumin in patients with mild to moderate Alzheimer’s disease. Furthermore, the creation of a registry based on Real-World Evidence (RWE) will strengthen the available clinical evidence and expand scientific knowledge about this therapeutic approach. Innovation and Digital Transformation of Industrial and Quality Processes During the half-year, Grifols continued to drive the digitization of its industrial and quality operations by deploying new technology platforms aimed at improving operational efficiency, traceability, and regulatory compliance. Key initiatives include progress in implementing the Electronic Batch Record (EBR), which will digitize the management of electronic manufacturing records, and the rollout of Veeva QMS as the new corporate platform for the integrated management of quality systems. These initiatives represent a significant step in the company’s digital transformation, as they promote greater process automation, strengthen data integrity and traceability, and improve the efficiency of industrial operations on a global scale. ENVIRONMENTAL, SOCIAL, AND CORPORATE GOVERNANCE IMPACT Grifols is firmly committed to sustainability, combining its economic growth with a strong commitment to social and environmental responsibility, and with an ethical and integrity framework that guides all decisions. In this context, sustainability is integrated as a cross-cutting pillar of the corporate strategy, structured around six pillars—Patients, Donors, and Communities; Planet; People; Ethics; and Innovation—that guide the Group’s ability to manage risks, drive efficiency, strengthen stakeholder trust, and ensure a positive impact throughout the entire value chain ENVIRONMENTAL SCOPE In the first half of 2026, Grifols continued to strengthen the tools for managing and monitoring its carbon footprint, consolidating a framework aimed at improving emissions measurement, supporting the achievement of decarbonization targets approved by the Science Based Targets initiative (SBTi), and promoting the value chain’s involvement in climate action. The Group has made progress on initiatives aimed at improving the quality and traceability of emissions data, particularly in the most relevant Scope 3 categories, which account for a significant portion of the emissions reduction targets Grifols has committed to under the SBTi framework. Notable among these actions are strengthening dialogue with strategic suppliers, participating in industry initiatives such as the PSCI (Pharmaceutical Supply Chain Initiative), and using specialized tools to collect and analyze environmental information from the supply chain. At the same time, Grifols has continued to develop methodologies for calculating product carbon footprints to meet the growing demands of customers, public procurement processes, and other stakeholders. After initiating these analyses in 2025 for certain products from the Biopharma unit manufactured in Barcelona, assessments for various formulations of its immunoglobulin (Ig) products—Flebogamma, Gamunex, and Xembify—were completed this half-year. Furthermore, Grifols’ Climate Transition Plan is expected to be approved in the second half of 2026. This plan will define the roadmap to accelerate emissions reductions and move toward the goal of net-zero emissions by 2050. The human rights due diligence process has been updated from the 2023 version, refining the methodology to align it with future regulatory requirements, as well as with the expectations of key stakeholders and the Group’s internal needs. SOCIAL IMPACT During the first half of 2026, Grifols continued to strengthen its commitment to its employees, patients, and the communities where it operates, promoting initiatives aimed at fostering well-being, professional development, and generating a positive social impact. Human rights due diligence has also been updated since the 2023 assessment, refining the methodology to align it with future regulatory requirements, as well as with the expectations of key stakeholders and the Group’s internal needs. Consolidated financial statements notes Director's Report 62

With regard to its workforce, the Group continued to develop programs designed to promote the well-being and development of its employees. Among these, the implementation of the Emotional Support Plan (PAE) stands out; it offers confidential and unlimited psychological support 24 hours a day, as well as specialized resources to promote emotional well-being and prevention. Grifols also strengthened its global leadership and skills development training offerings with the aim of fostering the professional growth of its teams and consolidating a culture based on collaboration, continuous improvement, and responsible leadership. During the half-year, it also launched the Plasma Procurement Excellence Awards, an international recognition program designed to highlight operational excellence, innovation, and the teams’ contribution to achieving the Group’s strategic objectives. In the area of patient and family support, Grifols continued to collaborate with the Barcelona PID Foundation and Vall d’Hebron Hospital on the program “I’m a grown-up now. I have a PID, and I’m not alone,” a psychological support initiative aimed at people with primary immunodeficiencies and their families. Since its launch, the program has provided psychosocial care to more than 360 people and continues to gradually expand its reach by incorporating new partner hospitals, helping to improve the quality of life for patients and their caregivers. CORPORATE GOVERNANCE AND ORGANIZATION Changes to the Board of Directors and Its Committees On June 19, 2026, the Grifols Board of Directors acknowledged the resignation of Ms. Enriqueta Felip Font as a director and member of the Sustainability, Communication, and Reputation Committee for professional reasons. At the recommendation of the Nominating and Compensation Committee, the Board unanimously approved the appointment by co-optation of Ms. Ester Masllorens Llinàs as a new independent director to fill the vacancy. Ms. Ester Masllorens brings more than 20 years of international experience in the pharmaceutical industry and a solid track record in management, innovation, and research and development. The Board also approved the appointment of Mr. Pascal Ravery as a member of the Sustainability, Communication, and Reputation Committee, replacing Ms. Enriqueta Felip Font. Following these changes, the Committee continues to be composed primarily of independent directors, thereby strengthening the appropriate oversight of matters related to sustainability, communication, and corporate reputation, in line with best practices in corporate governance. Reorganization of the Operating Model Subsequent to the end of the reporting period, Grifols announced on July 1, 2026, the commencement of a strategic reorganization aimed at strengthening the operational and financial independence of its key business platforms. This initiative will lay the foundations for the Company's evolution towards a two-system operating model, under which plasma collected in the United States will primarily support the U.S. market, while plasma collected in the rest of the world will increasingly serve demand in Europe and the Rest of the World (ROW). Risks and Uncertainties In addition to the main risks described in Note 30 of the consolidated financial statements for the fiscal year ended December 31, 2025, during the first six months of 2026, the Group has continued to monitor its risk environment and identified new factors arising from developments in the economic, regulatory, and operational contexts. Grifols is exposed to various financial, operational, regulatory, and strategic risks that could affect its business, financial position, liquidity, and long-term value creation. To manage these risks effectively, Grifols has a comprehensive risk management framework aligned with international best practices and standards, which enables the Group to identify, assess, mitigate, and monitor the main risks to which it is exposed. For a detailed description of these risks and the associated mitigation measures, see the “Key Risks” section of the Management Report and the Consolidated Non-Financial Information Statement and Sustainability Information for fiscal year 2025, specifically the “Governance” chapter and the “Risk Management and Control” section. The following is a summary of the most significant risks identified by the Group, classified by category, along with the main measures adopted to mitigate them: 1. Financial and Structural Risks Financial leverage and liquidity. The level of indebtedness increases sensitivity to macroeconomic conditions and limits strategic flexibility. Mitigation efforts focus on deleveraging, capital discipline, refinancing maturities, and improving cash flow. Consolidated financial statements notes Director's Report 63

Dependence on plasma supply. A significant portion of revenue depends on access to plasma from the U.S. Regulatory changes, immigration restrictions, or operational disruptions could affect the ability to source plasma and, consequently, the production of plasma-derived therapies. However, this risk is being progressively mitigated through the implementation of regional self-sufficiency models, including the advancement of programs in Egypt and Canada. These developments allow for a gradual reduction in dependence on plasma and product exports from the United States, supporting a more resilient structure based on two complementary platforms: a “U.S. for U.S.” model to supply the U.S. market with local resources and a “Rest of World” model backed by regional supply and production capabilities. Exposure to interest rates and foreign exchange. Fluctuations in the EUR/USD exchange rate and interest rates may affect results. Grifols applies prudent financial policies and monitors these exposures, while also relying on natural hedging mechanisms derived from the business’s own operational structure. Transactions with related parties and governance complexity. These transactions may give rise to perceptions of conflicts of interest. Mitigation measures include robust governance frameworks, independent oversight, and transparency. 2. Operational and Business Risks Manufacturing Complexity and Quality. Plasma-derived products require highly specialized biological processes that are vulnerable to contamination, yield variability, and regulatory oversight. Mitigation measures include robust quality systems, GMP compliance, and multi-site regulatory approvals. Product Concentration and Competition. A significant portion of revenue comes from immunoglobulins. Competitive pressure or price changes can affect performance. Mitigation measures include innovation, product mix optimization, and monitoring of the competitive environment. Cybersecurity and IT Governance. The rise in cyber threats poses risks to data integrity and business continuity. Grifols has a comprehensive cybersecurity framework and incident response capabilities. Talent retention and recruitment. Success depends on retaining key personnel in scientific, operational, and executive roles. Mitigation strategies include a comprehensive compensation model, development programs, and employee surveys. Supply Chain and Dependence on Third Parties. Disruptions in logistics, suppliers, or external manufacturers can affect operations. Mitigation measures include diversification, contingency plans, and insurance coverage. 3. Regulatory and Healthcare Sector Risks Pressure on prices and reimbursements. Healthcare reforms, especially in the U.S., may introduce price restrictions. Mitigation includes operational efficiencies, product differentiation, and dialogue with stakeholders. Regulatory compliance. The industry is highly regulated. Noncompliance can result in penalties or delays. Mitigation strategies include compliance programs, internal audits, and ongoing training. Environmental and Safety Obligations. Weather events or new regulations may affect operations. Mitigation includes insurance, adaptation plans, and sustainability measures. 4. Market and Securities Risks Stock market volatility and market sentiment. The price of shares and ADRs may be affected by macroeconomic factors or bearish investor activity. Mitigation measures include transparent communication, strong governance, and consistent execution. To date, according to internal analysis, neither of these risks is considered likely to have a material impact on the Group’s financial statements. The Group will continue to monitor the geopolitical environment and assess any potential impact of such measures. Subsequent Events Other than the subsequent events disclosed in Note 24 to the Group’s Condensed Consolidated Interim, there are no additional material subsequent events that should be reported. Consolidated financial statements notes Director's Report 64

Net revenue by division and region for the first half of 2026 H1 2026 H1 2025 % vs PY In millions of euros Reported At cc* Revenue by Business Unit 3,574 3,677 (2.8) % 2.6 % Biopharma 3,148 3,154 (0.2) % 5.4 % Diagnostic 284 332 (14.3) % (9.7) % Bio Supplies 50 69 (27.0) % (21.7) % Others 92 123 (25.2) % (24.0) % Revenue by Region 3,574 3,677 (2.8) % 2.6 % US + CANADA 2,058 2,093 (1.7) % 6.4 % EU 799 792 0.9% 1.1 % ROW 718 792 (9.5) % (6.1) % cc: constant currency, excluding the impact of exchange rate fluctuations during the period. Consolidated financial statements notes Director's Report 65

ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non-financial measures because they are commonly used by investors, securities analysts, and other market players. These measures complement the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a replacement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation and amortization El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance. Consolidated financial statements notes Director's Report 66

EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non-recurring amounts, see detail below: - Restructuring costs: Restructuring costs amounted to €14 million in 2025. In the first half of 2026, they increased to €23 million, primarily due to the closure of 29 donation centers in the United States. Transaction costs: In the first half of 2026 (€12 million), transaction costs were in line with those recorded in the first half of 2025 (€11 million) and primarily relate to legal expenses associated with the dissolution of the joint venture with QuidelOrtho. -Impairments: In the first half of 2026, impairment charges of €24 million were recognized in connection with the closure of 29 donation centers in the United States.. In the first half of 2025, impairments primarily related to an Alkahest R&D project. -Biotest Next Level (BNL) project: this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. It was decided to adjust the costs strictly related to this project due to their extraordinary and non-recurring nature, stemming from the significant investment in operating expenses required to bring the company’s production facilities into operation. Not adjusting for this impact would distort the representation of the company’s recurring operating expense levels. -Other non-recurring items: Part of these extraordinary expenses were incurred as a result of the short-seller attack, as well as other impacts arising from the dissolution of the joint venture with QuidelOrtho. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. Consolidated financial statements notes Director's Report 67

EBITDA adjusted as per the Credit Agreement Based on the Credit Agreement, Adjusted EBITDA means the consolidated net income of the Parent Company and its Restricted Subsidiaries, determined in accordance with IFRS (applying, where applicable, IAS 17 instead of IFRS 16 with respect to leases), (a) plus: (i) net interest expense, together with losses on interest rate hedging arrangements not included therein (net of hedging income and gains), bank and letter of credit fees, and surety bond costs related to financing activities, as well as items excluded from the definition of Consolidated Interest Expense; (ii) income taxes;(iii) depreciation and amortization;(iv) other non-cash charges (other than bonus-related provisions);(v) income attributable to non-controlling interests;(vi) payments to holders of equity-linked compensation in connection with distributions (including share repurchases), and payments to directors, including fees, expenses and indemnification payments;(vii) losses or discounts arising from the sale of receivables or related assets in securitization transactions;viii) cash receipts not included in consolidated net income that relate to non-cash gains deducted in the calculation of Consolidated Adjusted EBITDA in prior periods and not subsequently added back;(ix) costs related to incentive, equity or share-based compensation plans, to the extent non-cash or funded through equity contributions;(x) amortization of pension and post-employment benefit costs;(xi) the proportionate share of the adjustments set forth in clauses (b) and (c) attributable to unconsolidated joint ventures;(xii) foreign exchange losses;xiii) losses from equity method investees;(xiv) transaction costs;(xv) extraordinary, non-recurring or restructuring expenses; and (xvi) legal, financial, accounting, consulting and other costs related to equity issuances; (b) plus cost savings, operating expense reductions, operational improvements and run-rate synergies arising from acquisitions, investments, dispositions, restructurings, business optimization projects or other operational initiatives, projected in good faith and reasonably supportable, subject to a cap of 20% of EBITDA (except for adjustments permitted in accordance with Regulation S-X under the Securities Act, which are not subject to such cap); (c) minus: (i) non-cash gains (other than gains arising from the reversal of accruals or reserves that previously reduced consolidated net income or Consolidated Adjusted EBITDA); and (ii) losses attributable to non-controlling interests. Measure used to calculate the leverage ratio. EBIT (Earnings Before Interest and Taxes) Revenue – operating expenses Measures profitability and reflects earnings before interest expense and taxes Net financial debt as per the Credit Agreement This is the definition set forth in Grifols’ Credit Agreement and is defined as the amount by which Grifols’ total “financial liabilities” exceed its total “cash and cash equivalents,” excluding restricted cash. It excludes the impact of IFRS 16—Leases. Long-term financial obligations – Non-recurring lease obligations (IFRS 16) + Short-term financial obligations – Recurring lease obligations (IFRS 16) – Cash and other cash equivalents (excluding restricted cash). This is a critical calculation requirement under the Credit Agreement, which shows Grifols’ net financial debt level This metric is used by Grifols’ lenders to assess compliance with the terms of the agreement. It is also a key metric used to calculate the leverage ratio under the Credit Agreement. Consolidated financial statements notes Director's Report 68

Leverage ratio per the Credit Agreement Net financial debt as per the Credit Agreement / EBITDA adjusted as per the Credit Agreement It is used as a measure of the Company's ability to service its debt based on its operating performance, as reflected by EBITDA, excluding the effects of net financial results, income taxes, depreciation, and amortization. CAPEX as presented in the Earnings Report Additions to PP&E - capitalized interest + investments in group companies and associates. CAPEX includes investments in tangible fixed assets made during the period, as well as those investments carried out through corporate transactions that, by their nature, correspond to investments in tangible fixed assets. CAPEX provides a breakdown of the cash flow invested by the Company in its productive capacity, as well as in productivity improvements and process efficiency enhancements. CAPEX includes investments in property, plant and equipment made during the period, as well as investments made through corporate transactions that, by their nature, correspond to investments in property, plant and equipment. CAPEX is presented to facilitate an understanding of the Group’s overall level of investment and constitutes a key metric commonly used by investors and analysts to monitor operating and financial performance. Consolidated financial statements notes Director's Report 69

GRIFOLS | Consolidated financial statements | notes | Director's Report

Reconciliation of APM to Financial Statements

For reconciliation purposes, detailed information is provided below.

Net revenues by division reported at constant currency for H1'26

In million euros	H1 2026	H1 2025	% Var
Reported Net Revenues	3,574	3,677	(2.8) %
Variation due to Exchange Rate Effects	197	—	— %
Net Revenues at Constant Currency	**3,771**	**3,677**	**2.6 %**

In million euros	H1 2026	H1 2025	% Var
Reported Biopharma Net Revenues	3,148	3,154	(0.2) %
Variation due to Exchange Rate Effects	177	—	— %
Reported Biopharma Net Revenues at Constant Currency	**3,325**	**3,154**	**5.4 %**

In million euros	H1 2026	H1 2025	% Var
Reported Diagnostic Net Revenues	284	331	(9.7) %
Variation due to Exchange Rate Effects	15	—	— %
Reported Diagnostic Net Revenues at Constant Currency	**299**	**331**	**(14.3)%**

In million euros	H1 2026	H1 2025	% Var
Reported Bio Supplies Net Revenues	50	69	(27.0) %
Variation due to Exchange Rate Effects	4	—	— %
Reported Bio Supplies Net Revenues at Constant Currency	**54**	**69**	**(21.7)%**

In million euros	H1 2026	H1 2025	% Var
Reported Others & Intersegments Net Revenues	92	123	(25.2) %
Variation due to Exchange Rate Effects	1	—	— %
Reported Other & Intersegments Net Revenues at Constant Currency	**93**	**123**	**(24.0)%**

In million euros	H1 2026	H1 2025	% Var
Reported U.S. + Canada Net Revenues	2,058	2,093	(1.7) %
Variation due to Exchange Rate Effects	169	—	— %
Reported U.S. + Canada Net Revenues at Constant Currency	**2,227**	**2,093**	**6.4 %**

In million euros	H1 2026	H1 2025	% Var
Reported EU Net Revenues	799	792	0.9 %
Variation due to Exchange Rate Effects	2	—	— %
Reported EU Net Revenues at Constant Currency	**801**	**792**	**1.1 %**

In million euros	H1 2026	H1 2025	% Var
Reported ROW Net Revenues	718	792	(9.5) %
Variation due to Exchange Rate Effects	27	—	— %
Reported ROW Net Revenues at Constant Currency	**745**	**792**	**(6.1)%**

70

GRIFOLS | Consolidated financial statements | notes | Director's Report

Reconciliation of other figures for H1'26:

- **Leverage ratio as per Credit Agreement**

  - **Net financial debt as per Credit Agreement**

In millions of euros except ratio	Q2'26	Q1'26	Q4'25	Q3'25	Q2'25
Non-Current Financial Liabilities	8,808	9,080	9,091	9,093	9,118
Non-recurrent Lease Liabilities (IFRS16)	(928)	(928)	(969)	(966)	(978)
Current Financial Liabilities	548	589	552	595	522
Recurrent Lease Liabilities (IFRS16)	(117)	(115)	(113)	(111)	(112)
Cash and Cash Equivalents	(513)	(702)	(802)	(621)	(559)
Net Financial Debt as per Credit Agreement	7,798	7,924	7,759	7,990	7,991

  - **Adjusted EBITDA as per Credit Agreement**

In millions of euros except ratio	LTM Q2'26	LTM Q1'26	LTM Q4'25	LTM Q3'25	LTM Q2'25
Profit attributable to the Parent	453	415	402	373	297
Profit attributable to non-controlling interest	(88)	(81)	(98)	(85)	(99)
Income tax expense	(128)	(116)	(115)	(257)	(239)
Finance result	(533)	(613)	(628)	(629)	(672)
OPERATING RESULT (EBIT)	1,202	1,225	1,243	1,344	1,307
Depreciation & Amortization	(443)	(443)	(450)	(432)	(437)
Reported EBITDA	1,645	1,668	1,693	1,776	1,744
IFRS 16	(120)	(119)	(120)	(117)	(118)
Restructuring costs	35	17	14	8	24
Impairments and Others*	99	67	64	43	43
Transaction costs	30	30	29	28	28
Cost savings, operating improvements and synergies estimated on a "run rate" for the next 12 months	169	166	168	174	173
Share of profits assoc core activity	4	2	4	4	9
Total adjustments	218	163	159	140	159
Adjusted EBITDA as per Credit Agreement	1,863	1,831	1,852	1,916	1,903
Leverage Ratio as per Credit Agreement	**4.2x**	**4.3x**	**4.2x**	**4.2x**	**4.2x**

*The Impairments and Other Adjustments line mainly includes non-cash items, such as impairments amounting to EUR 69 million, as well as other non-cash adjustments permitted under the Credit Agreement, primarily share-based payment expenses

71

GRIFOLS | Consolidated financial statements | notes | Director's Report

- **Adjusted EBITDA**

In millions of euros.	H1'26	Q2'26	Q1'26	Q4'25	Q3'25	Q2'26 LTM	H1'25	FY '25	Q2'25
OPERATING RESULT (EBIT)	577	326	251	271	354	1,202	618	1,243	349
Depreciation & Amortization	(211)	(107)	(104)	(129)	(103)	(443)	(219)	(450)	(107)
Reported EBITDA	788	433	355	400	457	1,645	837	1,693	456
% Net revenue	*22.0 %*	*23.1 %*	*20.9 %*	*20.2 %*	*24.5 %*	*22.2 %*	*26.0 %*	*22.5 %*	*24.1 %*
Cash									
Restructuring costs	23	19	4	7	6	36	—	14	—
Transaction costs	12	3	9	11	7	30	11	29	4
Biotest Next Level Project	10	4	8	2	10	22	12	25	5
Others	(4)	(11)	6	2	2	2	12	15	10
Total Cash Adjustments	42	15	27	22	25	90	35	83	19
Non-cash									
Impairments	24	24	—	45	—	69	4	49	—
Total Non-Cash Adjustments	24	24	—	45	—	69	4	49	—
Total Adjustments	66	39	27	67	25	159	39	132	19
Adjusted EBITDA	854	472	381	467	482	1,803	876	1,825	475
% Net revenue	*23.9 %*	*25.2 %*	*22.4 %*	*23.8 %*	*25.8 %*	*24.3 %*	*23.8 %*	*24.3 %*	*25.1 %*

CAPEX as reported in the Earnings Presentation *

Second Quarter 2026

In million euros	Q2 2026	Q2 2025
Property, Plant & Equipement additions ("CAPEX reported in Consolidated Statements of Cash Flows")	65	60
Interest Capitalized	6	7
Total PP&E additions	**71**	**67**
Interest Capitalized	(6)	(7)
Group Companies associates and business units	—	23
CAPEX reported in the Earnings Report	**65**	**83**

First Half 2026

In million euros	1H 2026	1H 2025
Property, Plant & Equipement additions ("CAPEX reported in Consolidated Statements of Cash Flows")	118	109
Interest Capitalized	11	14
Total PP&E additions	**129**	**123**
Interest Capitalized	(11)	(14)
Group Companies associates and business units	19	102
CAPEX reported in the Earnings Report	**137**	**211**

*For cash flow purposes, capitalized interest is presented within the Expenses/Income line as part of operating cash flow.Group companies, associates, and business units refer to investments that are not fully consolidated, as well as business combinations.

72

Signatures At their meeting held on 27 July 2026, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the condensed consolidated interim financial statements and consolidated directors’ report for the period from 1 January 2026 to 30 June 2026. Anne-Catherine Berner José Ignacio Abia Buenache Raimon Grifols Roura Non-Executive Chairwoman Chief Executive Officer Board member Víctor Grifols Deu Albert Grifols Coma-Cros Tomás Dagá Gelabert Board member Board member Board member Íñigo Sánchez-Asiaín Mardones Paul S. Herendeen Ester Masllorens Llinàs Board member Board member Board member Pascal Ravery Montserrat Muñoz Abellana Susana González Rodríguez Board member Board member Board member Laura de la Cruz Galán Secretary non member of the Board GRIFOLS, S.A. AND SUBSIDIARIES Signatures (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 28, 2026